Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, [redacted]
SYDNEY [redacted]
GPO BO[redacted]
SYDNEY
AUSTRAL
TEL: NAT
TEL: INT'l
FAX: (02)

04012551

04 FEB -4 AM 7:21

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**4 February 2004**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**31 pages (including cover sheet)**

SUPPL

Half Year Financial Report

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dw 2/4

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

4 February 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Half Year Financial Report

In accordance with Listing Rule 4.2A, I enclose the Half Year Financial Report for the six months ended December 31, 2003 for Burns, Philp & Company Limited.

The information contained in this Half Yearly Financial Report should be read in conjunction with the Company's 2003 Annual Report. A copy of this report is available from the Company on request or may be obtained from our web-site at www.burnsphilp.com.

Yours faithfully

HELEN GOLDING
Company Secretary

Encls.

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

HALF YEAR FINANCIAL REPORT

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

CONTENTS

HALF YEAR FINANCIAL REPORT

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Name of entity

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359	Reporting period: Six months ended December 31, 2003 Previous corresponding period: Six months ended December 31, 2002

				$A million
Revenues from ordinary activities (excluding individually significant items) [1]	up	164.1%	to	$1,762.2
Revenues from ordinary activities (including individually significant items) [2]	up	122.5%	to	$1,861.7
Profit from ordinary activities after tax attributable to members [3]	down	9.3%	to	$86.3
Net profit for the period attributable to members [4]	down	9.3%	to	$86.3

	Amount per security	Franked amount per security
Dividends – Ordinary Share		
Interim dividend	Nil ¢	Nil ¢
Previous corresponding period	Nil ¢	Nil ¢
Dividends – Converting Preference Shares		
Interim dividends		
September 30, 2003	0.5671¢	Nil ¢
December 31, 2003	0.5671¢	Nil ¢
Total	1.1342¢	Nil ¢
Previous corresponding period	1.1281¢	Nil ¢

(1) Revenue from ordinary activities (excluding individually significant items) up 164.1% mainly due to the effect of the Fleischmann's Latin America and Goodman Fielder acquisitions.

(2) Revenue from ordinary activities (including individually significant items) up 122.5% mainly due to the factors described in (1) and the sale of the Australasian Terminals and the North American vinegar businesses in the prior corresponding period.

(3) Profit from ordinary activities after tax attributable to members was down 9.3% mainly due to the effect of the Fleischmann's Latin America and Goodman Fielder acquisitions and the appreciation of the Australian dollar, which affected the translation of earnings of our foreign operations but generated an unrealised profit on foreign currency denominated debt. The prior corresponding period included net individually significant items, relating to profits on the sale of the Australasian Terminals and North American vinegar businesses, a profit on the sale of property in South Yarra, Australia, offset by the write off of deferred borrowing costs.

(4) Net profit for the period attributable to members was down 9.3% due to the reasons described in (3) above.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
DIRECTORS' REPORT
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

CONSOLIDATED GROUP RESULTS

Burns, Philp & Company Limited (the Company) is an Australian based food company involved in the production and distribution of food ingredients and consumer branded food products. The Directors present their comments on the results for the Group for the six month period ended December 31, 2003 and the Auditor's Review Report thereon.

In summary, the trading results for the period were as follows:

Six months ended	**Dec 31, 2003 A$ million**	**Dec 31, 2002 A$ million**
Sale revenue	1,739.0	649.9
EBITDA before individually significant items:		
Continuing businesses at constant foreign currency exchange rates	112.6	120.8
Impact of foreign currency exchange rates	-	24.4
Goodman Fielder	160.0	-
Terminals	-	3.2
Vinegar	-	5.1
EBITDA before individually significant items	272.6	153.5
Individually significant items		
Goodman Fielder restructuring costs	(13.9)	-
Recovery of Bartter loan	30.0	-
Unrealized foreign currency gain	69.5	-
Gain on sale of Terminals	-	40.7
Gain on sale of Vinegar	-	11.1
Gain on sale of South Yarra	-	6.6
Deferred borrowing costs expensed	-	(14.4)
Add back amortization of prepaid slotting	12.5	18.4
EBITDA	370.7	215.9
Depreciation	(58.0)	(25.0)
Amortization of intangible assets	(47.7)	(6.2)
Amortization of prepaid slotting	(12.5)	(18.4)
EBIT	252.5	166.3
Net borrowing costs	(141.5)	(54.5)
Income tax	(22.5)	(14.8)
Outside equity interests	(2.2)	(1.9)
Net profit attributable to Burns, Philp & Company shareholders	86.3	95.1

Burns Philp has made significant progress during the first half of the current year. Our priority was the integration and restructuring of Goodman Fielder which, we are pleased to advise, is progressing ahead of plan and will be completed by June 2004.

Our businesses have generally performed in accordance with expectations and the Group's financial position is in line with budget.

Yeast and Bakery Ingredients

North America's profitability was in line with target. Whilst lower than the prior period, as a result of pricing pressure, the business delivered a solid performance and has protected its leading market position. Movements in foreign currency exchange rates (strengthening of the A$) have reduced reported EBITDA on translation by approximately $9.5 million.

Our South American operations are continuing their success following the acquisition and integration of Fleischmann's. In addition to the core yeast business a number of initiatives are underway to further develop the Group's significant bakery ingredient interests throughout the region.

Our yeast operations in Europe continue to perform well, with profit increasing over the prior corresponding period due primarily to better trading results in Turkey.

Results for the Asia Pacific region, on a like for like basis, are consistent with the prior corresponding period. The Group committed to build its fifth yeast plant in China as capacity in our existing plants is being fully utilised. Movements in foreign currency exchange rates have reduced EBITDA on translation by approximately $3.4 million.

Herbs and Spices

Tone Brothers, our North American herb and spice operations, experienced lower profits for the first half of this financial year when compared to the prior corresponding period. Revenue was down due to several unusual events, including two customers filing for bankruptcy, protracted strike action at several retail customers, and an abnormally high vanilla price. The second half results are anticipated to be in line with the previous year in US$ terms.

Again, movement in foreign currency exchange rates led to reduction in reported EBITDA on translation of $9.6 million.

Goodman Fielder

At the beginning of the six month period we were focused on completing two initiatives; restructuring the Australian business groups and their management and reaching a targeted $100 million in net annualised cost savings.

As at the end of December we had exceeded this target and the restructured management teams have embraced their businesses demonstrating a high level of energy and commercial acumen.

These teams have already made a significant contribution, both with respect to cost savings and efficiency improvements and the positioning of their businesses for enhanced performance in their markets as we move forward.

Goodman Fielder New Zealand had a solid first half, with the incumbent management making hard earned incremental gains on the prior period.

The financial benefits from the various initiatives will flow through fully in the next financial year, 04/05.

During the period we invested or committed to invest over $32 million in the businesses and plants for new products and productivity improvements.

Cash Flow and Net Debt

Operating cash flow before interest and tax payments increased in the period as a result of the acquisition of Goodman Fielder. Similarly, interest payments increased due to the higher level of indebtedness incurred to finance the acquisition. Income taxes paid during the period increased to $31.8 million compared to $3.6 million last year, reflecting the $16.5 million payment made in December as part of our settlement of Goodman Fielder's tax liabilities with the Australian Tax Office. In January 2004, we paid the final settlement of $16.8 million to the Australian Tax Office.

DIRECTORS

The Directors of the Company at any time during or since the end of the six months ended December 31, 2003, are:

Name	Period of Directorship
Mr. Alan McGregor *Chairman*	Appointed to the Board on 3 March 1993
Mr. Graeme Hart *Deputy Chairman*	Appointed to the Board on 22 September 1997
Mr. Thomas Degnan *Managing Director and Chief Executive Officer*	Appointed to the Board on 1 September 1997
Mr. Mark Burrows	Appointed to the Board on 21 October 1991
Mr. Fred Smith	Appointed to the Board on 3 March 1993
Mr. Bryce Murray	Appointed to the Board on 6 June 2003

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded to the nearest hundred thousand dollars unless otherwise stated.

Dated this 4th day of February 2004

Signed in accordance with a resolution of Directors made on 4 February 2004.



Thomas J. Degnan
Managing Director

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF YEAR CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Note	Six months ended December 31, 2003	2002
		(A$ million, except earnings per share amounts)	
Revenue from sale of goods	2	1,739.0	642.9
Cost of goods sold		(1,083.4)	(348.6)
Gross profit		655.6	294.3
Revenue from rendering of services	2	-	7.0
Other revenues from ordinary activities	2	20.0	8.3
Other revenues from ordinary activities – individually significant items	2, 3(b)	99.5	169.6
Share of net profits of associates accounted for using the equity method	8	6.4	5.3
Selling, marketing and distribution expenses		(338.5)	(127.8)
General and administrative expenses			
Individually significant items	3(b)	(13.9)	(125.6)
Other		(176.6)	(64.8)
Net interest expense:			
Borrowing costs		(144.7)	(63.6)
Interest revenue	2	3.2	9.1
Profit from ordinary activities before related income tax expense	3(a)	111.0	111.8
Income tax expense relating to ordinary activities	6	(22.5)	(14.8)
Profit from ordinary activities after related income tax expense		88.5	97.0
Profit attributable to outside equity interests		(2.2)	(1.9)
Net profit attributable to Burns, Philp & Company Limited shareholders		86.3	95.1
Non-owner transaction changes in equity			
Net exchange difference relating to self-sustaining foreign operations		(19.8)	(6.7)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits"		-	(0.3)
Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity		(19.8)	(7.0)
Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	15	66.5	88.1
Earnings per share — basic (cents)			
Continuing operations	17	3.9	3.5
Discontinued operations	17	-	6.9
Basic earnings per share		3.9	10.4
Earnings per share — diluted (cents)			
Continuing operations	17	3.1	1.6
Discontinued operations	17	-	2.4
Diluted earnings per share		3.1	4.0

The accompanying notes form an integral part of the half year consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF YEAR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As at December 31, 2003	As at June 30, 2003
		(A$ million, except net asset backing per share amounts)	
Current assets			
Cash assets		133.6	180.5
Receivables		341.1	385.0
Inventories	7	276.7	314.5
Prepaid slotting allowances		7.7	10.2
Other assets		23.1	43.3
Total current assets		782.2	933.5
Non current assets			
Receivables		3.1	8.4
Investments accounted for using the equity method	8	53.2	53.6
Other financial assets		5.2	4.7
Property, plant and equipment	9	1,055.1	1,114.9
Intangible assets	10	2,223.8	2,265.3
Deferred tax assets		65.5	78.2
Prepaid slotting allowances		15.4	20.3
Deferred borrowing costs		119.8	113.9
Other assets		14.3	11.3
Total non current assets		3,555.4	3,670.6
Total assets		4,337.6	4,604.1
Current liabilities			
Payables		402.3	499.7
Interest bearing liabilities	11	134.5	178.8
Current tax liabilities		17.0	29.0
Provisions	12	193.1	195.5
Total current liabilities		746.9	903.0
Non current liabilities			
Payables		15.2	6.2
Interest bearing liabilities	11	2,592.9	2,813.8
Deferred tax liabilities		19.6	22.4
Provisions	12	97.7	100.4
Total non current liabilities		2,725.4	2,942.8
Total liabilities		3,472.3	3,845.8
Net assets		865.3	758.3
Equity			
Contributed equity	13	1,114.1	1,063.9
Reserves		(254.2)	(234.4)
Accumulated losses	14	(19.4)	(96.7)
Equity attributable to Burns, Philp & Company Limited shareholders		840.5	732.8
Outside equity interests		24.8	25.5
Total equity	15	865.3	758.3
Net tangible asset backing/(deficit) per ordinary share (cents)		(79.6)	(99.2)
Net asset backing per ordinary share (cents)		29.9	28.0

The accompanying notes form an integral part of the half year consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
HALF YEAR CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Six months ended December 31, 2003	2002
		(A$ million)	
Cash flows from operating activities			
Cash receipts in the course of operations		1,828.9	670.2
Cash payments in the course of operations:			
Payments to suppliers and employees		(1,544.9)	(517.1)
Prepaid slotting allowances paid		(8.2)	(10.8)
Dividends received from associates		4.2	4.5
Interest and other items of similar nature received		4.3	9.3
Borrowing costs paid		(140.9)	(27.7)
Income taxes		(31.8)	(3.6)
Business restructuring costs paid		(36.4)	-
Net cash provided by operating activities		75.2	124.8
Cash flows from investing activities			
Payment for property, plant and equipment		(42.3)	(27.7)
Payment for purchase of other financial assets		(0.7)	-
Payment for businesses, net of cash acquired:			
Goodman Fielder		(35.8)	(325.6)
Fleischmann's Latin America		(2.2)	(190.0)
Proceeds from disposal of property, plant and equipment		17.5	16.1
Proceeds from disposal of businesses, net of cash disposed of		-	158.8
Proceeds from recovery of vendor finance loan	3(b)(iii)	30.0	-
Other		(0.2)	(0.4)
Net cash used in investing activities (a)		(33.7)	(368.8)
Cash flows from financing activities			
Proceeds from issue of ordinary shares on exercise of options		50.2	50.1
Buy-back of convertible debt bonds		-	(181.1)
Repayment of other borrowings		(106.5)	(12.5)
Draw down of other borrowings		1.0	-
Refinancing costs paid		(12.6)	(0.7)
Debt issue costs paid		(5.6)	(4.8)
Dividends paid – converting preference shares	5	(9.0)	(13.4)
Dividends paid – outside equity interests		(1.3)	(0.6)
Net cash used in financing activities (a)		(83.8)	(163.0)
Net decrease in cash held		(42.3)	(407.0)
Cash at beginning of period		178.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)		(11.9)	(1.8)
Cash at end of period (b)		123.8	513.9

(a) **Non-cash financing and investing activities**

There were no significant non-cash financing and investing activities during the current or prior corresponding six months.

		December 31, 2003	December 31, 2002
		(A$ million)	
(b)	**Reconciliation of cash**		
	Cash assets	133.6	515.1
	Bank overdrafts	(9.8)	(1.2)
	Cash as per statements of cash flows	123.8	513.9

The accompanying notes form an integral part of the half year consolidated financial statements.

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been applied in the preparation of these half year financial statements, are:

(a) Basis of preparation

The half year consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 "Interim Financial Reporting", other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The half year consolidated financial report does not include full note disclosures of the type normally included in an annual financial report. It is recommended that this half year financial report be read in conjunction with the June 30, 2003 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the six months ended December 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This half year consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2003 audited consolidated financial statements.

The carrying amounts of non current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b) Principles of consolidation

The half year consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the half year consolidated financial statements.

(c) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

Note 1. Statement of Significant Accounting Policies (Continued)

(d) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realization of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realization is virtually certain.

(e) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Following the acquisition of Goodman Fielder, we have reassessed the allowances we deduct from gross sales revenue. As a consequence of this, certain allowances which were previously recognized in marketing, selling and distribution expenses during the six months ended December 31, 2002, have been reclassified and deducted from sales revenue. There is no impact on net profit from this reclassification.

Comparative financial information has been reclassified which has resulted in a reduction in consolidated sales revenue of A$45.0 million for the six months ended December 31, 2002. The impact on sales revenue as previously reported by business segment is set out below:

	Six months ended December 31, 2002	
(A$ million)	Yeast North America	Herbs & Spices
Sales revenue previously reported	184.8	247.5
Effect of reclassification	(9.2)	(35.8)
Adjusted sales revenue	175.6	211.7

(f) Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining purchase price is then allocated to goodwill.

(g) Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the six months ended December 31, 2003 and 2002, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the six months ended December 31, 2003 and 2002, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

(h) Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as at December 31, 2003.

During the year ended June 30, 2003, the Group obtained control of Goodman Fielder Pty Limited and its controlled entities. The financial statements of Goodman Fielder have been consolidated since March 19, 2003, the effective date we obtained control. Consequently, the current period's statements of financial performance and statements of cash flows are not directly comparable to the prior corresponding period.

Note 1. Statement of Significant Accounting Policies (Continued)

(i) Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarized below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impact on the consolidated entity's financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption in the reporting periods commencing on July 1, 2005.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

- To the extent not already recognized, financial instruments must be recognized in the statement of financial position and all derivatives and most financial assets must be carried at fair value;
- Income tax will be calculated based on the "balance sheet" approach, which may result in more deferred tax assets and liabilities being recognized and, as tax effects follow the underlying transaction, some tax effects may be recognized in equity;
- To the extent not already recognized, surpluses and deficits in the defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognized in the statement of financial position and the statement of financial performance;
- Intangible assets:
  - Internally generated intangible assets will not be recognized;
  - Intangible assets can only be revalued if there is an active market;

  This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.
- Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortized; and
- Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

	Six months ended December 31, 2003	Six months ended December 31, 2002
	(A$ million)	
Note 2. Revenue From Ordinary Activities		
Sale of goods revenue from operating activities	1,739.0	642.9
Rendering of services revenue from operating services	-	7.0
Total revenue from sale of goods and rendering of services	1,739.0	649.9
Other revenues from operating activities		
Interest revenue	3.2	9.1
Proceeds from disposal of non current assets and businesses	17.9	6.9
Other	2.1	1.4
Other revenue from outside operating activities		
Individually significant proceeds from disposal of non current assets and businesses	-	169.6
Individually significant proceeds received on recovery of vendor finance loan	30.0	-
Individually significant unrealized foreign currency gain	69.5	-
Total revenue from ordinary activities	1,861.7	836.9

	Six months ended December 31, 2003	Six months ended December 31, 2002
	(A$ million)	
Note 3. Profit From Ordinary Activities Before Income Tax		
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):		
Net gain on disposal of property, plant and equipment*	0.3	10.2
Net gain on disposal of businesses**	-	51.8
Unrealized foreign currency gain**	69.5	-
Recovery of vendor finance loan**	30.0	-
Provisions for restructuring of new businesses**	(13.9)	-
Carrying value of net assets and properties sold**	-	(111.2)
Deferred borrowing costs written off**	-	(14.4)
Depreciation and amortization:		
Property, plant and equipment	(58.0)	(25.0)
Goodwill	(35.7)	(2.0)
Identifiable intangibles assets	(12.0)	(4.2)
Prepaid slotting allowances	(12.5)	(18.4)
Total depreciation and amortization	(118.2)	(49.6)

* The net gain of A$10.2 million in the six months ended December 31, 2002 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item (refer note 3(b)).

** These amounts have been included in individually significant items (refer note 3(b)).

	Six months ended December 31, 2003	Six months ended December 31, 2002
	(A$ million)	
Note 3. Profit From Ordinary Activities Before Income Tax (Continued)		
(b) Individually significant items		
Included in other revenue from ordinary activities	99.5	169.6
Included in general and administrative expenses from ordinary activities	(13.9)	(125.6)
Total individually significant items	85.6	44.0
Consisting of:		
(i) Unrealized foreign currency gain	69.5	-
(ii) Provisions for restructuring of new businesses	(13.9)	-
(iii) Recovery of vendor finance loan	30.0	-
(iv) Gain on sale of Australasian Terminals business		
Sale proceeds	-	83.5
Carrying amount of net assets sold	-	(42.8)
(v) Gain on sale of North America Industrial Vinegar business		
Sale proceeds	-	76.9
Carrying amount of net assets sold	-	(65.8)
(vi) Gain on sale of South Yarra property		
Sale proceeds	-	9.2
Carrying amount of property	-	(2.6)
(vii) Deferred borrowing costs written off	-	(14.4)
	85.6	44.0

(i) Significant additional borrowings were drawn down by the Group to fund the acquisition of Goodman Fielder. These additional borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealized foreign currency gain of A$69.5 million for the six months ended December 31, 2003 has been included in the consolidated statement of financial performance.

(ii) Since June 30, 2003, additional restructuring programs have been implemented at Goodman Fielder. Redundancy and other costs from these restructuring programs of A$13.9 million for the six months ended December 31, 2003 have been expensed.

(iii) In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan has been recognized as revenue in the six months ended December 31, 2003.

(iv) On August 7, 2002, Burns Philp announced that it had entered into an agreement to sell the Terminals business to controlled entities of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on September 18, 2002 resulting in an A$40.7 million gain in the six months ended December 31, 2002.

(v) On August 23, 2002, Burns Philp announced that it had entered into an agreement to sell the North American Industrial Vinegar business to Swander Pace Capital L.L.C., a private equity investor. The sale was completed on October 9, 2002, resulting in an A$11.1 million gain for the six months ended December 31, 2002.

(vi) Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold, resulting in an A$6.6 million gain for the six months ended December 31, 2002.

(vii) As part of the acquisition of Goodman Fielder during the year ended June 30, 2003, the Group's then existing senior funding facility was refinanced, necessitating the write off of A$14.4 million of deferred borrowing costs in respect of this funding arrangement in the six months ended December 31, 2002.

Note 4. Segment Reporting

Business and geographic segments

Following the acquisition of Goodman Fielder in March 2003, the Group now operates in four main business segments with additional insignificant activity segmented in Other. During the six months ended December 31, 2002, the Terminals and Vinegar businesses, previously separately reported as business segments, were sold. Business segment information in respect of these two businesses has been included in Other in respect of the six months ended December 31, 2002. The Group's business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The directors selected these segments for internal reporting purposes and have organized the enterprise around these products and services and geographic areas.

Business segment	*Geographic segment*	*Products and services*
Yeast/Bakery	North America Latin America Europe Asia Pacific*	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads
Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour
Other	Asia Pacific North America	Bulk liquid storage** Industrial vinegar**
Corporate / T&D	North America Europe Asia Pacific	Administration, technology and development

* Also includes fats and oils, flour, processed chicken, margarine, ice cream and snack foods.

** The Australasian Terminals (bulk liquid storage) and the North American Industrial Vinegar businesses were sold during the six months ended December 31, 2002. Refer notes 3(b), 16 and 18 for further details.

Major customers

Two of the Group's customers, which operate in the Australian retail grocery industry, represented approximately 22% of the Group's consolidated sales revenue in the six months ended December 31, 2003.

No single customer represented 10% or more of the Group's consolidated sales revenue in the six months ended December 31, 2002.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

Note 4. Segment Reporting (Continued)

Primary reporting by business segments

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
Six months ended December 31, 2003	North America	Latin America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods *	128.6	117.9	82.0	202.9	531.4	148.6	767.1	290.1	1.8	-	1,739.0
Proceeds from sales of businesses and property											17.9
Proceeds from recovery of vendor finance loan											30.0
Interest revenue											3.2
Unrealized foreign currency gain											69.5
Other unallocated revenue											2.1
Total revenue from ordinary activities											1,861.7
Result											
Segment result	26.7	16.5	15.9	21.5	80.6	24.1	25.1	32.1	0.1	84.1	246.1
Share of net profits of associates	-	1.0	2.9	1.6	5.5	-	0.9	-	-	-	6.4
Segment EBIT	26.7	17.5	18.8	23.1	86.1	24.1	26.0	32.1	0.1	84.1	252.5
Net interest expense											(141.5)
Profit from ordinary activities before income tax											111.0
Income tax expense											(22.5)
Profit from ordinary activities after income tax											88.5
Outside equity interests											(2.2)
Net profit											86.3
Included in the segment result above were:											
Non-cash expense items:											
- Depreciation and amortization (excluding prepaid slotting allowances)	(7.4)	(8.4)	(5.9)	(11.4)	(33.1)	(2.9)	(48.0)	(20.7)	(0.1)	(0.9)	(105.7)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(12.5)	-	-	-	-	(12.5)
- Net expense from movements in provisions**	(2.5)	(4.7)	(2.0)	(0.9)	(10.1)	(1.6)	4.2	(1.6)	-	(3.1)	(12.2)
Individually significant items:											
- Unrealized foreign currency gain	-	-	-	-	-	-	-	-	-	69.5	69.5
- Restructuring of new businesses	-	-	-	-	-	-	(13.9)	-	-	-	(13.9)
- Recovery of vendor finance loan	-	-	-	-	-	-	-	-	-	30.0	30.0
Assets											
Segment assets	275.3	302.9	203.6	481.0	1,262.8	168.4	1,789.9	762.3	2.9	41.2	4,027.5
Equity accounted investments	-	10.0	18.8	18.8	47.6	-	5.6	-	-	-	53.2
Unallocated assets											256.9
Consolidated total assets	275.3	312.9	222.4	499.8	1,310.4	168.4	1,795.5	762.3	2.9	41.2	4,337.6
Liabilities											
Segment liabilities	34.4	23.6	39.7	59.7	157.4	27.3	270.2	72.0	0.4	128.5	655.8
Unallocated liabilities											2,816.5
Consolidated total liabilities	34.4	23.6	39.7	59.7	157.4	27.3	270.2	72.0	0.4	128.5	3,472.3
Acquisitions of non current assets during the six months	1.9	5.4	3.0	8.4	18.7	1.3	15.5	6.7	-	0.1	42.3

* There were no significant inter-segment sales

** Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE HALF YEAR CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

Note 4. Segment Reporting (Continued)

Primary reporting by business segments (continued)

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
Six months ended December 31, 2002	North America	Latin America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods and rendering of services*	175.6	73.1	79.7	75.8	404.2	211.7	-	-	34.0	-	649.9
Proceeds from sales of businesses and property											176.5
Interest revenue											9.1
Other unallocated revenue											1.4
Total revenue from ordinary activities											836.9
Result											
Segment result	46.1	7.3	10.9	20.0	84.3	43.4	-	-	5.4	27.9	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3	-	-	-	-	-	5.3
Segment EBIT	46.1	8.2	13.2	22.1	89.6	43.4	-	-	5.4	27.9	166.3
Net interest expense											(54.5)
Profit from ordinary activities before income tax											111.8
Income tax expense											(14.8)
Profit from ordinary activities after income tax											97.0
Outside equity interests											(1.9)
Net profit											95.1
Included in the segment result above were:											
Non-cash expense items:											
- Depreciation and amortization (excluding prepaid slotting allowances)	(8.7)	(4.5)	(6.8)	(4.5)	(24.5)	(3.4)	-	-	(3.1)	(0.2)	(31.2)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(18.4)	-	-	-	-	(18.4)
- Net expense from movements in provisions**	(1.4)	(0.6)	(1.4)	(0.3)	(3.7)	(2.0)	-	-	(0.5)	(0.4)	(6.6)
Individually significant items											
- Gain on sale of terminals business in Australasia	-	-	-	-	-	-	-	-	-	40.7	40.7
- Gain on sale of vinegar business in North America	-	-	-	-	-	-	-	-	-	11.1	11.1
- Gain on sale of South Yarra property	-	-	-	6.6	6.6	-	-	-	-	-	6.6
- Deferred borrowing costs provided for	-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Assets											
Segment assets	390.1	361.6	230.5	210.6	1,192.8	239.7	-	-	3.0	36.3	1,471.8
Equity accounted investments	-	11.2	24.2	23.7	59.1	-	-	-	-	-	59.1
Unallocated assets											831.5
Consolidated total assets	390.1	372.8	254.7	234.3	1,251.9	239.7	-	-	3.0	36.3	2,362.4
Liabilities											
Segment liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	35.9	214.5
Unallocated liabilities											1,537.9
Consolidated total liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	35.9	1,752.4
Acquisitions of non current assets during the six months	5.4	5.7	3.1	8.2	22.4	2.6	-	-	2.6	0.1	27.7

* There were no significant inter-segment sales
** Excluding individually significant items

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million

Six months ended December 31, 2003	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods *	277.2	117.9	82.0	1,261.9	1,739.0
Proceeds from sales of businesses and property					17.9
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					3.2
Unrealized foreign currency gain					69.5
Other unallocated revenue					2.1
Total revenue from ordinary activities					1,861.7
Result					
Segment result	47.3	16.5	14.6	167.7	246.1
Share of net profits of associates	-	1.0	2.9	2.5	6.4
Segment EBIT	47.3	17.5	17.5	170.2	252.5
Assets					
Segment assets	448.3	302.9	208.8	3,067.5	4,027.5
Equity accounted investments	-	10.0	18.8	24.4	53.2
Unallocated assets					256.9
Consolidated total assets	448.3	312.9	227.6	3,091.9	4,337.6
Acquisitions of non current assets during the six months	3.2	5.4	3.0	30.7	42.3

$A million

Six months ended December 31, 2002	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods and rendering of services*	412.8	73.1	79.7	84.3	649.9
Proceeds from sales of businesses and property					176.5
Interest revenue					9.1
Other unallocated revenue					1.4
Total revenue from ordinary activities					836.9
Result					
Segment result	103.7	7.3	10.4	39.6	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3
Segment EBIT	103.7	8.2	12.7	41.7	166.3
Assets					
Segment assets	624.4	361.6	234.4	251.4	1,471.8
Equity accounted investments	-	11.2	24.2	23.7	59.1
Unallocated assets					831.5
Consolidated total assets	624.4	372.8	258.6	275.1	2,362.4
Acquisitions of non current assets during the six months	8.3	5.7	5.0	8.7	27.7

* There were no significant inter-segment sales.

Note 5. Dividends

Ordinary Shares

No interim dividend is to be paid on the ordinary shares (previous corresponding six months nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current six months were as follows:

September 30, 2003:	0.56710 cents per CP Share (unfranked)	$4.5 million
December 31, 2003:	0.56710 cents per CP Share (unfranked)	$4.5 million

Interim dividends paid on the CP Shares in the previous corresponding six months were as follows:

July 1, 2002:	0.55480 cents per CP Share (unfranked)	$4.4 million*
September 30, 2002:	0.56100 cents per CP Share (unfranked)	$4.5 million
December 31, 2002:	0.56710 cents per CP Share (unfranked)	$4.5 million

* Provided as at June 30, 2002

Interim Dividends on all Securities

	Six months ended December 31,	
	2003	2002
	(A$ million)	
Ordinary shares	-	-
CP Shares		
Provided as at June 30, 2002 and paid July 1, 2002	-	4.4
Declared and paid during the six months	9.0	9.0
Total	9.0	13.4

Dividend payment dates with respect to the CP Shares for the remainder of the period to June 30, 2004 will be March 31, 2004 and June 30, 2004.

Franking Credits Available

As at December 31, 2003, the balance of franking credits available for the franking of dividends was A$22.9 million.

The above amounts are based on the balance of the dividend franking account as at December 31, 2003, adjusted to reflect the impact of the new Tax Consolidation legislation as well as the franking amounts that will arise from the current Australian tax liabilities.

Note 6. Income Tax

	Six months ended December 31, 2003	Six months ended December 31, 2002
	(A$ million)	
Income tax expense relating to ordinary activities		
Prima facie income tax expense calculated at 30% on profit from ordinary activities	(33.3)	(33.5)
(Increase)/decrease in income tax expense due to:		
Recoupment of tax losses and timing differences not previously recognized	16.8	15.3
Amortization of intangibles not deductible for tax	(12.3)	(1.2)
Proceeds received on recovery of vendor finance loan not taxable	9.0	-
Gain on sale of Australasian Terminals business not taxable	-	12.5
Share of net profits of associates	1.7	1.6
Differences in overseas tax rates	(4.6)	(4.8)
Other permanent adjustments	0.2	(0.1)
Income tax expense relating to ordinary activities before individually significant income tax item	(22.5)	(10.2)
Individually significant income tax item: Income tax expense resulting from a subsidiary ownership restructuring	-	(4.6)
Income tax expense relating to ordinary activities	(22.5)	(14.8)

Note 7. Inventories

	December 31, 2003	June 30, 2003
	(A$ million)	
Current		
Raw materials (a)	107.0	148.3
Provision against raw materials	(0.8)	(1.0)
Work in progress (a)	19.5	23.1
Provision against work in progress	(0.1)	(0.1)
Finished goods (a)	153.0	147.0
Provision against finished goods	(1.9)	(2.8)
Total inventories	276.7	314.5

(a) At cost.

	December 31, 2003	June 30, 2003
	(A$ million)	
Note 8. Investments Accounted for Using the Equity Method		
Non current		
Associates	53.2	53.6

Name	Principal Activities	Balance date	% Ownership Interest December 31, 2003	June 30, 2003
Fresh Start Bakeries Australia Pty Ltd[1]	Buns Manufacture	June 30	50.0	90.9
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
Levaduras Collico SA	Yeast Manufacture	June 30	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	50.0	50.0
Mauri Products Limited	Yeast Manufacture	September 15	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	50.0	50.0
Proofex Products Company	Yeast Manufacture	September 16	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	49.0	49.0
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Quingdao Xinghua Foodstuff & Cereal Oil Co Ltd	Food Manufacture	June 30	30.0	30.0

(1) While the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited as at June 30, 2003, it did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors, and did not have control of the operating and financial decisions. In accordance with the shareholder agreement the Group's ownership interest was reduced to 50% during the current period.

The share of net profits of associates comprise:

	Six months ended December 31, 2003	2002
	(A$ million)	
Share of profit from ordinary activities before income tax	8.8	7.3
Share of income tax on ordinary activities	(2.4)	(2.0)
Share of net profits of associates	6.4	5.3

Note 9. Property, Plant and Equipment

	December 31, 2003	June 30, 2003
	(A$ million)	
Plant and equipment		
Cost	1,000.4	1,014.8
Accumulated depreciation	(360.9)	(334.7)
Total plant and equipment	639.5	680.1
Freehold properties		
Cost	403.6	414.9
Accumulated depreciation	(24.4)	(18.4)
Total freehold properties	379.2	396.5
Leasehold properties		
Cost	24.5	24.0
Accumulated amortization	(2.2)	(1.5)
Total leasehold properties	22.3	22.5
Leasehold improvements		
Cost	19.3	21.1
Accumulated amortization	(5.2)	(5.3)
Total leasehold improvements	14.1	15.8
Total property, plant and equipment	1,055.1	1,114.9

Note 10. Intangible Assets

	December 31, 2003	June 30, 2003
Identifiable intangible assets		
Cost	941.5	969.3
Accumulated amortization	(55.2)	(45.4)
Total identifiable intangible assets	886.3	923.9
Purchased goodwill		
Cost (a)	1,408.0	1,374.1
Accumulated amortization	(70.5)	(32.7)
Total purchased goodwill	1,337.5	1,341.4
Total intangible assets	2,223.8	2,265.3

(a) Written down to recoverable amount where appropriate.

	December 31, 2003	June 30, 2003
	(A$ million)	
Note 11. Interest Bearing Liabilities		
Current		
Secured		
Senior indebtedness		
Term loan facilities (b)	113.6	94.0
Revolving loan facility (b)	-	60.0
Bank overdrafts (c)	9.8	1.1
Other indebtedness (c)	8.5	10.4
Unsecured		
Bank overdrafts (c)	-	1.4
Other indebtedness (c)	2.6	11.9
Total current interest bearing liabilities	134.5	178.8
Non current		
Secured		
Senior indebtedness		
Term loan facilities (b)	1,469.8	1,572.1
Other indebtedness (c)	3.1	-
Unsecured		
9.5% senior notes due 2010 (f)	133.5	149.9
10.75% senior subordinated notes due 2011 (a) (e)	267.1	299.6
9.75% senior subordinated notes due 2012 (d)	533.8	599.8
New Zealand Subordinated Capital Notes (g)	185.6	185.7
Other indebtedness (c)	-	6.7
Total non current interest bearing liabilities	2,592.9	2,813.8
(a) Notes payable	280.3	314.9
Unamortized discount	(13.2)	(15.3)
	267.1	299.6

(b) Senior indebtedness as at December 31, 2003 consisted of A$1,583.4 million (equivalent) drawn under the Group's secured senior credit facilities. As at December 31, 2003, A$113.6 million of this indebtedness is classified as a current liability and A$1,469.8 million as a non current liability.

Term A Loan Senior Funding Agreement

On January 16, 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprising an A$1.3 billion term loan facility, referred to as the Term A loan facility and an A$100.0 million revolving facility. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility.

Term B Secured Senior Loan Facility

On February 20, 2003, the Group entered into a U.S.$270.0 million six year senior secured credit facility, referred to as the Term B loan facility. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility.

Security Arrangements

Burns Philp and certain Australian controlled entities and non-Australian controlled entities in other jurisdictions have granted security over their assets in respect of the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favor of a security trustee.

The Group has granted security interests to the security trustee on trust for the senior lenders by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, a Deed of Debenture Trust dated March 7, 2003, fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions.

Note 11. Interest Bearing Liabilities (Continued)

(c) In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d) On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(e) On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million. They bear interest at 10.75% and mature on February 15, 2011.

The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(f) On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100.0 million of senior notes that bear interest at 9.5% and mature on November 15, 2010.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(g) During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand Subordinated Capital Notes. These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012.

Note 12. Provisions

	December 31, 2003	June 30, 2003
	(A$ million)	
Current		
Employee benefits	50.5	54.1
Business closure and rationalization	49.5	75.7
Workers' compensation	13.2	11.4
Legal claims	27.6	26.9
Other	52.3	27.4
Total current provisions	193.1	195.5
Non current		
Employee benefits	53.2	55.3
Workers' compensation	33.6	34.4
Other	10.9	10.7
Total non current provisions	97.7	100.4

Note 13. Contributed Equity

	December 31, 2003	June 30, 2003
	(A$ million)	
Issued and paid-up share capital		
2,031,834,572 (June 2003— 1,780,681,266) ordinary shares, fully paid	880.2	830.0
797,300,123 (June 2003— 797,371,199) converting preference shares, fully paid	233.9	233.9
Total contributed equity	1,114.1	1,063.9

Movements since June 30, 2003 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), and share options (2003 Options), have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as at June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options during the current period	251,082,230	50.2
Conversion of CP Shares during the current period	71,076	-
Ordinary shares as at December 31, 2003	2,031,834,572	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as at June 30, 2003	797,371,199	233.9
CP Shares converted during the current period	(71,076)	-
CP Shares as at December 31, 2003	797,300,123	233.9

Note 13. Contributed Equity (continued)

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Share Options (2003 Options)

	Number of Options
Total number of 2003 Options issued	1,500,000,000
Exercised as at June 30, 2003	(1,248,428,982)
Issued 2003 Options as at June 30, 2003	251,571,018
Exercised prior to expiration date	(251,082,230)
Options lapsed on expiry	(488,788)
Issued 2003 Options as at December 31, 2003	-

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of August 14, 2003. Options not exercised by the expiration date, lapsed.

Note 14. Accumulated Losses

	Six months ended December 31, 2003 (A$ million)
Accumulated losses as at June 30, 2003	(96.7)
Net profit attributable to Burns, Philp & Company Limited shareholders	86.3
Dividends declared and paid during the six months — CP Shares (refer note 5)	(9.0)
Accumulated losses as at December 31, 2003	(19.4)

Note 15. Total Equity

Total equity as at June 30, 2003	758.3
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statement of financial performance	66.5
Transactions with Burns, Philp & Company Limited shareholders as owners:	
Contributions of equity (refer note 13)	50.2
Dividends declared and paid during the six months – CP Shares (refer note 5)	(9.0)
Total changes in outside equity interests	(0.7)
Total equity as at December 31, 2003	865.3

Note 16. Acquisition / Disposal of Controlled Entities

Control was not gained or lost over any entity during the current six months.

In the previous corresponding six months, the Group completed the acquisition from Kraft Foods International Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, for a total consideration of A$210.2 million.

With the sale of the Australasian Terminals business during the previous corresponding six months, there was a loss of control over Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in an A$40.7 million gain being brought to account in the six months ended December 31, 2002 (refer notes 3(b) and 18 for further details).

Note 17. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) Ordinary shares

(b) 2003 Options outstanding (up until expiration date of August 14, 2003)

(c) CP Shares

Earnings reconciliation

	Six months ended December 31,	
	2003	2002
	(A$ million)	
Net profit attributable to Burns, Philp & Company Limited shareholders	86.3	95.1
Less: CP Shares dividend	(9.0)	(9.0)
Basic earnings	77.3	86.1
Add: CP Shares dividend	9.0	9.0
Diluted earnings	86.3	95.1
Basic earnings comprise:		
Continuing operations	77.3	29.0
Discontinued operations (a)	-	57.1
	77.3	86.1
Diluted earnings comprise:		
Continuing operations	86.3	38.0
Discontinued operations (a)	-	57.1
	86.3	95.1

(a) Earnings for the six months ended December 31, 2002 included an A$11.1 million gain on sale of the North American Industrial Vinegar business, and an A$40.7 million gain on sale of the Australasian Terminals business.

Note 17. Earnings Per Share (Continued)

Weighted average number of shares used as the denominator

	Six months ended December 31, 2003	2002
	Shares (million)	Shares (million)
Number for basic earnings per share	1,966.7	828.6
Adjust for:		
Effect of 2003 Options	46.8	767.0
Effect of CP Shares	797.4	797.4
Number for diluted earnings per share	2,810.9	2,393.0

Note 18. Discontinued Operations

Terminals and Vinegar businesses

On April 18, 2002 the Board announced its plan to sell the Australasian Terminals and the North American Vinegar businesses, and the sales of these businesses were finalized in the six months ended December 31, 2002.

Additional financial information in respect of these businesses is set out below:

A$ million	Terminals Six months ended December 31, 2003	2002	Vinegar Six months ended December 31, 2003	2002
Financial performance information				
Revenue from ordinary activities	-	7.0	-	25.5
Expenses from ordinary activities	-	(5.4)	-	(21.8)
Segment EBIT	-	1.6	-	3.7
Net interest revenue	-	-	-	0.1
Profit from ordinary activities before income tax	-	1.6	-	3.8
Income tax expense	-	(0.1)	-	-
Net profit	-	1.5	-	3.8
Cash flow information				
Net cash provided by operating activities	-	0.8	-	6.3
Net cash (used in) investing activities	-	(2.2)	-	(0.4)
Net increase/(decrease) in cash held	-	(1.4)	-	5.9

Because both businesses had been sold by December 31, 2002, there are no assets or liabilities related to these businesses included in the consolidated statements of financial position as at December 31, 2003 and June 30, 2003.

Note 19. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$27.6 million has been recognized in the consolidated financial statements as at December 31, 2003. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003 and a further A$16.5 million was paid to the Australian Tax Office on December 23, 2003. The balance outstanding of A$16.5 million plus approximately A$0.3 million of interest was paid to the Australian Tax Office on January 16, 2004, and was accrued in the consolidated statement of financial position as at December 31, 2003. There was A$33.0 million accrued in the consolidated statement of financial position as at June 30, 2003.

Note 20. Events Subsequent to Balance Date

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity has now formally notified the Australian Taxation Office of the implementation date for the tax consolidation, the consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System" in the six months ended December 31, 2003. The head entity in the consolidated tax group is Burns, Philp & Company Limited, and each subsidiary in the consolidated tax group has agreed to enter into a tax sharing agreement with Burns, Philp & Company Limited. The directors believe that, at this time, there is no material impact on the Group's deferred tax balances arising from the formation of a consolidated tax group.

No other events have occurred subsequent to balance date which would have a material effect on the financial report.

DIRECTORS' DECLARATION

In the opinion of the Directors of Burns, Philp & Company Limited:

1. The financial statements and notes set out on pages 6 to 28, are in accordance with the Corporations Act 2001, including:

   a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date; and

   b) complying with Accounting Standards AASB 1029 *Interim Financing Reporting* and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 4th day of February 2004

Signed in accordance with a resolution of the Directors made on 4 February 2004:

Thomas J. Degnan

....

Thomas J. Degnan
Managing Director

Date: 4 February 2004

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF BURNS, PHILP & COMPANY LIMITED

Scope

We have reviewed the financial report of Burns, Philp & Company Limited ("the Company") for the half year ended 31 December 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 20, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half year or from time to time during the half year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with the Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Burns, Philp & Company Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half year ended on that date; and

  ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Alan Walsh
Partner

Sydney
4 February 2004

Burns Philp

04 FEB -4 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	4 February 2004
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	46 pages (including cover sheet)

Quarterly Financial Information

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

4 February 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Quarterly Financial Information

Please find enclosed Unaudited Interim Consolidated Financial Information for each of the three month and six month periods ended December 31, 2003 (Quarterly Financial Information) for Burns, Philp & Company Limited and its controlled entities. The Quarterly Financial Information is being provided to noteholders and the trustees under the terms of the Indenture dated 21 June 2002 for the 9¾% Senior Subordinated Notes due 2012 issued by Burns Philp Capital Pty Limited, the Indenture dated 20 February 2003 for the 10¾% Senior Subordinated Notes due 2011 issued by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc, and the Indenture dated 16 June 2003 for the 9½% Senior Notes due 2010 issued by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc.

Yours faithfully

HELEN GOLDING
Company Secretary

Encls.

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR EACH OF THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

INTRODUCTION

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002; the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains three monthly and six monthly financial information for Burns, Philp & Company Limited and its controlled entities for the three months and six months ended December 31, 2003.

It is recommended that this interim financial report be read in conjunction with the June 30, 2003 Annual Financial Report of Burns, Philp & Company Limited and any public announcements by Burns, Philp & Company Limited and its controlled entities during the six month period in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001, and the Australian Stock Exchange Listing Rules. The Annual Financial Report is available on our website "www.burnsphilp.com".

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The Company obtained control of Goodman Fielder Pty Limited and its controlled entities (Goodman Fielder) on March 19, 2003 and the Fleischmann's Latin American yeast and industrial bakery ingredients business on October 31, 2002. The unaudited interim consolidated statements of financial performance for the three month period and six month period ended December 31, 2003 and the unaudited interim consolidated statement of cash flows for the six month period ended December 31, 2003, include the results of Goodman Fielder and the Fleischmann's Latin American business for those periods. The comparative unaudited interim consolidated statements of financial performance and statement of cash flows do not include the results of Goodman Fielder, but include the results of the Fleischmann's Latin American business from the date of acquisition.

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

	Note	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
		(A$ million, except earnings per share amounts)			
Revenue from sale of goods	2	873.5	344.5	1,739.0	642.9
Cost of goods sold		(539.1)	(181.3)	(1,083.4)	(348.6)
Gross profit		334.4	163.2	655.6	294.3
Revenue from rendering of services	2	-	-	-	7.0
Other revenues from ordinary activities	2	16.6	2.0	20.0	8.3
Other revenues from ordinary activities – individually significant items	2, 3(b)	81.5	84.2	99.5	169.6
Share of net profits of associates accounted for using the equity method	8	3.4	2.6	6.4	5.3
Selling, marketing and distribution expenses		(170.6)	(67.3)	(338.5)	(127.8)
General and administrative expenses					
Individually significant items	3(b)	(7.6)	(80.2)	(13.9)	(125.6)
Other		(93.7)	(29.7)	(176.6)	(64.8)
Net interest expense:					
Borrowing costs		(68.0)	(29.2)	(144.7)	(63.6)
Interest revenue	2	1.4	3.5	3.2	9.1
Profit from ordinary activities before related income tax expense	3(a)	97.4	49.1	111.0	111.8
Income tax expense relating to ordinary activities	6	(13.5)	(9.7)	(22.5)	(14.8)
Profit from ordinary activities after related income tax expense		83.9	39.4	88.5	97.0
Profit attributable to outside equity interests		(1.2)	(1.1)	(2.2)	(1.9)
Net profit attributable to Burns, Philp & Company Limited shareholders		82.7	38.3	86.3	95.1
Non-owner transaction changes in equity					
Net exchange difference relating to self-sustaining foreign operations		(16.8)	(2.1)	(19.8)	(6.7)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits"		-	(0.3)	-	(0.3)
Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognized directly in equity		(16.8)	(2.4)	(19.8)	(7.0)
Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	15	65.9	35.9	66.5	88.1
Earnings per share — basic (cents)					
Continuing operations	17	3.8	1.8	3.9	3.5
Discontinued operations	17	-	2.2	-	6.9
Basic earnings per share		3.8	4.0	3.9	10.4
Earnings per share — diluted (cents)					
Continuing operations	17	2.9	0.8	3.1	1.6
Discontinued operations	17	-	0.8	-	2.4
Diluted earnings per share		2.9	1.6	3.1	4.0

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of December 31, 2003	As of June 30, 2003
		(A$ million)	
Current assets			
Cash assets		133.6	180.5
Receivables		341.1	385.0
Inventories	7	276.7	314.5
Prepaid slotting allowances		7.7	10.2
Other assets		23.1	43.3
Total current assets		782.2	933.5
Non current assets			
Receivables		3.1	8.4
Investments accounted for using the equity method	8	53.2	53.6
Other financial assets		5.2	4.7
Property, plant and equipment	9	1,055.1	1,114.9
Intangible assets	10	2,223.8	2,265.3
Deferred tax assets		65.5	78.2
Prepaid slotting allowances		15.4	20.3
Deferred borrowing costs		119.8	113.9
Other assets		14.3	11.3
Total non current assets		3,555.4	3,670.6
Total assets		4,337.6	4,604.1
Current liabilities			
Payables		402.3	499.7
Interest bearing liabilities	11	134.5	178.8
Current tax liabilities		17.0	29.0
Provisions	12	193.1	195.5
Total current liabilities		746.9	903.0
Non current liabilities			
Payables		15.2	6.2
Interest bearing liabilities	11	2,592.9	2,813.8
Deferred tax liabilities		19.6	22.4
Provisions	12	97.7	100.4
Total non current liabilities		2,725.4	2,942.8
Total liabilities		3,472.3	3,845.8
Net assets		865.3	758.3
Equity			
Contributed equity	13	1,114.1	1,063.9
Reserves		(254.2)	(234.4)
Accumulated losses	14	(19.4)	(96.7)
Equity attributable to Burns, Philp & Company Limited shareholders		840.5	732.8
Outside equity interests		24.8	25.5
Total equity	15	865.3	758.3

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Six months ended December 31, 2003	2002
		(A$ million)	
Cash flows from operating activities			
Cash receipts in the course of operations		1,828.9	670.2
Cash payments in the course of operations:			
Payments to suppliers and employees		(1,544.9)	(517.1)
Prepaid slotting allowances paid		(8.2)	(10.8)
Dividends received from associates		4.2	4.5
Interest and other items of similar nature received		4.3	9.3
Borrowing costs paid		(140.9)	(27.7)
Income taxes		(31.8)	(3.6)
Business restructuring costs paid		(36.4)	-
Net cash provided by operating activities		75.2	124.8
Cash flows from investing activities			
Payment for property, plant and equipment		(42.3)	(27.7)
Payment for purchase of other financial assets		(0.7)	-
Payment for businesses, net of cash acquired:			
Goodman Fielder		(35.8)	(325.6)
Fleischmann's Latin America		(2.2)	(190.0)
Proceeds from disposal of property, plant and equipment		17.5	16.1
Proceeds from disposal of businesses, net of cash disposed of		-	158.8
Proceeds from recovery of vendor finance loan	3(b)(iii)	30.0	-
Other		(0.2)	(0.4)
Net cash used in investing activities (a)		(33.7)	(368.8)
Cash flows from financing activities			
Proceeds from issue of ordinary shares on exercise of options		50.2	50.1
Buy-back of convertible debt bonds		-	(181.1)
Repayment of other borrowings		(106.5)	(12.5)
Draw down of other borrowings		1.0	-
Refinancing costs paid		(12.6)	(0.7)
Debt issue costs paid		(5.6)	(4.8)
Dividends paid – converting preference shares	5	(9.0)	(13.4)
Dividends paid – outside equity interests		(1.3)	(0.6)
Net cash used in financing activities (a)		(83.8)	(163.0)
Net decrease in cash held		(42.3)	(407.0)
Cash at beginning of period		178.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)		(11.9)	(1.8)
Cash at end of period (b)		123.8	513.9

(a) **Non-cash financing and investing activities**

There were no significant non-cash financing and investing activities during the current or prior corresponding six months.

	December 31, 2003	December 31, 2002
	(A$ million)	
(b) **Reconciliation of cash**		
Cash assets	133.6	515.1
Bank overdrafts	(9.8)	(1.2)
Cash as per statements of cash flows	123.8	513.9

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been applied in the preparation of these interim financial statements, are:

(a) Basis of preparation

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 "Interim Financial Reporting", other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The unaudited interim consolidated financial report does not include full note disclosures of the type normally included in an annual financial report. It is recommended that this interim financial report be read in conjunction with the June 30, 2003 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the six months ended December 31, 2003, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2003 audited consolidated financial statements.

The carrying amounts of non current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b) Principles of consolidation

The unaudited interim consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

(c) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

Note 1. Statement of Significant Accounting Policies (Continued)

(d) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realization of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realization is virtually certain.

(e) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Following the acquisition of Goodman Fielder, we have reassessed the allowances we deduct from gross sales revenue. As a consequence of this, certain allowances which were previously recognized in marketing, selling and distribution expenses during the three months and six months ended December 31, 2002, have been reclassified and deducted from sales revenue. There is no impact on net profit from this reclassification.

Comparative financial information has been reclassified which has resulted in a reduction in consolidated sales revenue of A$25.9 million for the three months ended December 31, 2002 and of A$45.0 million for the six months ended December 31, 2002. The impact on sales revenue as previously reported by business segment is set out below:

	Three months ended December 31, 2002		Six months ended December 31, 2002	
(A$ million)	Yeast North America	Herbs & Spices	Yeast North America	Herbs & Spices
Sales revenue previously reported	102.4	140.7	184.8	247.5
Effect of reclassification	(7.1)	(18.8)	(9.2)	(35.8)
Adjusted sales revenue	95.3	121.9	175.6	211.7

(f) Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining purchase price is then allocated to goodwill.

(g) Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the three and six months ended December 31, 2003 and 2002, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the three and six months ended December 31, 2003 and 2002, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

(h) Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as of December 31, 2003.

Note 1. Statement of Significant Accounting Policies (Continued)

(i) Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarized below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impact on the consolidated entity's financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption in the reporting periods commencing on July 1, 2005.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

- To the extent not already recognized, financial instruments must be recognized in the statement of financial position and all derivatives and most financial assets must be carried at fair value;
- Income tax will be calculated based on the "balance sheet" approach, which may result in more deferred tax assets and liabilities being recognized and, as tax effects follow the underlying transaction, some tax effects may be recognized in equity;
- To the extent not already recognized, surpluses and deficits in the defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognized in the statement of financial position and the statement of financial performance;
- Intangible assets:
  - Internally generated intangible assets will not be recognized;
  - Intangible assets can only be revalued if there is an active market;

  This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.
- Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortized; and
- Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	2003	2002
	(A$ million)			
Note 2. Revenue From Ordinary Activities				
Sale of goods revenue from operating activities	873.5	344.5	1,739.0	642.9
Rendering of services revenue from operating services	-	-	-	7.0
Total revenue from sale of goods and rendering of services	873.5	344.5	1,739.0	649.9
Other revenues from operating activities				
Interest revenue	1.4	3.5	3.2	9.1
Proceeds from disposal of non current assets and businesses	16.5	1.2	17.9	6.9
Other	0.1	0.8	2.1	1.4
Other revenue from outside operating activities				
Individually significant proceeds from disposal of non current assets and businesses	-	84.2	-	169.6
Individually significant proceeds received on recovery of vendor finance loan	30.0	-	30.0	-
Individually significant unrealized foreign currency gain	51.5	-	69.5	-
Total revenue from ordinary activities	973.0	434.2	1,861.7	836.9

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	2003	2002
	(A$ million)			
Note 3. **Profit From Ordinary Activities Before Income Tax**				
(a) **Profit from ordinary activities before income tax has been determined after crediting/(charging):**				
Net gain on disposal of property, plant and equipment*	0.4	-	0.3	10.2
Net gain on disposal of businesses**	-	18.4	-	51.8
Unrealized foreign currency gain**	51.5	-	69.5	-
Recovery of vendor finance loan**	30.0	-	30.0	-
Provisions for restructuring of new businesses**	(7.6)	-	(13.9)	-
Carrying value of net assets and properties sold**	-	(65.8)	-	(111.2)
Deferred borrowing costs written off**	-	(14.4)	-	(14.4)
Depreciation and amortization:				
Property, plant and equipment	(28.7)	(11.4)	(58.0)	(25.0)
Goodwill	(17.1)	(1.6)	(35.7)	(2.0)
Identifiable intangibles assets	(5.9)	(2.1)	(12.0)	(4.2)
Prepaid slotting allowances	(7.3)	(10.2)	(12.5)	(18.4)
Total depreciation and amortization	(59.0)	(25.3)	(118.2)	(49.6)

* The net gain of A$10.2 million in the six months ended December 31, 2002 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item (refer note 3(b)).

** These amounts have been included in individually significant items (refer note 3(b)).

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	2003	2002
	(A$ million)			
Note 3. Profit From Ordinary Activities Before Income Tax (Continued)				
(b) Individually significant items				
Included in other revenue from ordinary activities	81.5	84.2	99.5	169.6
Included in general and administrative expenses from ordinary activities	(7.6)	(80.2)	(13.9)	(125.6)
Total individually significant items	73.9	4.0	85.6	44.0
Consisting of:				
(i) Unrealized foreign currency gain	51.5	-	69.5	-
(ii) Provisions for restructuring of new businesses	(7.6)	-	(13.9)	-
(iii) Recovery of vendor finance loan	30.0	-	30.0	-
(iv) Gain on sale of Australasian Terminals business				
Sale proceeds	-	7.3	-	83.5
Carrying amount of net assets sold	-	-	-	(42.8)
(v) Gain on sale of North America Industrial Vinegar business				
Sale proceeds	-	76.9	-	76.9
Carrying amount of net assets sold	-	(65.8)	-	(65.8)
(vi) Gain on sale of South Yarra property				
Sale proceeds	-	-	-	9.2
Carrying amount of property	-	-	-	(2.6)
(vii) Deferred borrowing costs written off	-	(14.4)	-	(14.4)
	73.9	4.0	85.6	44.0

(i) Significant additional borrowings were drawn down by the Group to fund the acquisition of Goodman Fielder. These additional borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealized foreign currency gain of A$51.5 million for the three months ended December 31, 2003 and A$69.5 million for the six months ended December 31, 2003 has been included in the consolidated statements of financial performance.

(ii) Since June 30, 2003, additional restructuring programs have been implemented at Goodman Fielder. Redundancy and other costs from these restructuring programs of A$7.6 million for the three months ended December 31, 2003 and of A$13.9 million for the six months ended December 31, 2003 have been expensed.

(iii) In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan has been recognized as revenue in the three months and six months ended December 31, 2003.

(iv) On August 7, 2002, Burns Philp announced that it had entered into an agreement to sell the Terminals business to controlled entities of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on September 18, 2002 resulting in an A$33.4 million gain in the three months ended September 30, 2002 and a further A$7.3 million gain in the three months ended December 31, 2002.

(v) On August 23, 2002, Burns Philp announced that it had entered into an agreement to sell the North American Industrial Vinegar business to Swander Pace Capital L.L.C., a private equity investor. The sale was completed on October 9, 2002, resulting in an A$11.1 million gain for the three months and six months ended December 31, 2002.

(vi) Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold, resulting in an A$6.6 million gain for the three months ended September 30, 2002 and the six months ended December 31, 2002.

(vii) As part of the acquisition of Goodman Fielder during the year ended June 30, 2003, the Group's then existing senior funding facility was refinanced, necessitating the write off of A$14.4 million of deferred borrowing costs in respect of this funding arrangement.

Note 4. Segment Reporting

Business and geographic segments

Following the acquisition of Goodman Fielder in March 2003, the Group now operates in four main business segments with additional insignificant activity segmented in Other. During the six months ended December 31, 2002, the Terminals and Vinegar businesses, previously separately reported as business segments, were sold. Business segment information in respect of these two businesses has been included in Other in respect of the three and six months ended December 31, 2002. The Group's business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The directors selected these segments for internal reporting purposes and have organized the enterprise around these products and services and geographic areas.

Business segment	*Geographic segment*	*Products and services*
Yeast/Bakery	North America Latin America Europe Asia Pacific*	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads
Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour
Other	Asia Pacific North America	Bulk liquid storage** Industrial vinegar**
Corporate / T&D	North America Europe Asia Pacific	Administration, technology and development

* Also includes fats and oils, flour, processed chicken, margarine, ice cream and snack foods

** The Australasian Terminals (bulk liquid storage) and the North American Industrial Vinegar businesses were sold during the six months ended December 31, 2002. Refer notes 3(b), 16 and 18 for further details.

Major customers

Two of the Group's customers, which operate in the Australian retail grocery industry, represented approximately 21% of the Group's consolidated sales revenue in the three months ended December 31, 2003 and 22% of the Group's consolidated sales revenue in the six months ended December 31, 2003.

No single customer represented 10% or more of the Group's consolidated sales revenue in the three month and six month periods ended December 31, 2002.

Note 4. Segment Reporting (Continued)

Primary reporting by business segment

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
Three months ended December 31, 2003	North America	Latin America	Europe	Asia Pacific	Total		Australia				
Revenue											
External segment revenue from sale of goods *	68.3	54.8	41.2	102.9	267.2	83.7	373.5	148.2	0.9	-	873.5
Proceeds from sales of businesses and property											16.5
Proceeds from recovery of vendor finance loan											30.0
Interest revenue											1.4
Unrealized foreign currency gain											51.5
Other unallocated revenue											0.1
Total revenue from ordinary activities											973.0
Result											
Segment result	16.6	7.2	9.1	12.3	45.2	17.8	6.4	18.0	-	73.2	160.6
Share of net profits of associates	-	0.4	1.5	0.7	2.6	-	0.8	-	-	-	3.4
Segment EBIT	16.6	7.6	10.6	13.0	47.8	17.8	7.2	18.0	-	73.2	164.0
Net interest expense											(66.6)
Profit from ordinary activities before income tax											97.4
Income tax expense											(13.5)
Profit from ordinary activities after income tax											83.9
Outside equity interests											(1.2)
Net profit											82.7
Included in the segment result above were:											
Non-cash expense items:											
- Depreciation and amortization (excluding prepaid slotting allowances)	(3.6)	(3.9)	(2.9)	(5.6)	(16.0)	(1.4)	(24.1)	(9.8)	(0.1)	(0.3)	(51.7)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(7.3)	-	-	-	-	(7.3)
- Net expense from movements in provisions **	(1.0)	(4.1)	(1.3)	(0.4)	(6.8)	(0.7)	7.0	(0.9)	-	(2.9)	(4.3)
Individually significant items:											
- Unrealized foreign currency gain	-	-	-	-	-	-	-	-	-	51.5	51.5
- Restructuring of new businesses	-	-	-	-	-	-	(7.6)	-	-	-	(7.6)
- Recovery of vendor finance loan	-	-	-	-	-	-	-	-	-	30.0	30.0
Acquisitions of non current assets during the three months	1.1	2.8	1.5	4.5	9.9	0.6	4.4	3.7	-	0.1	18.7

* There were no significant inter-segment sales
** Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2003

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
Three months ended December 31, 2002	North America	Latin America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods *	95.3	43.3	40.2	40.3	219.1	121.9	-	-	3.5	-	344.5
Proceeds from sales of businesses and property											85.4
Interest revenue											3.5
Other unallocated revenue											0.8
Total revenue from ordinary activities											434.2
Result											
Segment result	29.0	2.1	5.6	7.7	44.4	29.2	-	-	(0.1)	(1.3)	72.2
Share of net profits of associates	-	0.4	1.2	1.0	2.6	-	-	-	-	-	2.6
Segment EBIT	29.0	2.5	6.8	8.7	47.0	29.2	-	-	(0.1)	(1.3)	74.8
Net interest expense											(25.7)
Profit from ordinary activities before income tax											49.1
Income tax expense											(9.7)
Profit from ordinary activities after income tax											39.4
Outside equity interests											(1.1)
Net profit											38.3
Included in the segment result above were:											
Non-cash expense items:											
- Depreciation and amortization (excluding prepaid slotting allowances)	(4.3)	(3.0)	(3.4)	(2.2)	(12.9)	(1.7)	-	-	(0.4)	(0.1)	(15.1)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(10.2)	-	-	-	-	(10.2)
- Net expense from movements in provisions **	(1.4)	(0.5)	(1.1)	(0.3)	(3.3)	(1.3)	-	-	-	1.4	(3.2)
Individually significant items:											
- Gain on sale of terminals business in Australasia	-	-	-	-	-	-	-	-	-	7.3	7.3
- Gain on sale of vinegar business in North America	-	-	-	-	-	-	-	-	-	11.1	11.1
- Deferred borrowing costs provided for	-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Acquisitions of non current assets during the three months	2.7	2.9	2.1	4.7	12.4	0.6	-	-	-	-	13.0

* There were no significant inter-segment sales

** Excluding individually significant items

Note 4. Segment Reporting (Continued)

Primary reporting by business segments (continued)

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
Six months ended December 31, 2003	North America	Latin America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods *	128.6	117.9	82.0	202.9	531.4	148.6	767.1	290.1	1.8	-	1,739.0
Proceeds from sales of businesses and property											17.9
Proceeds from recovery of vendor finance loan											30.0
Interest revenue											3.2
Unrealized foreign currency gain											69.5
Other unallocated revenue											2.1
Total revenue from ordinary activities											1,861.7
Result											
Segment result	26.7	16.5	15.9	21.5	80.6	24.1	25.1	32.1	0.1	84.1	246.1
Share of net profits of associates	-	1.0	2.9	1.6	5.5	-	0.9	-	-	-	6.4
Segment EBIT	26.7	17.5	18.8	23.1	86.1	24.1	26.0	32.1	0.1	84.1	252.5
Net interest expense											(141.5)
Profit from ordinary activities before income tax											111.0
Income tax expense											(22.5)
Profit from ordinary activities after income tax											88.5
Outside equity interests											(2.2)
Net profit											86.3
Included in the segment result above were:											
Non-cash expense items:											
- Depreciation and amortization (excluding prepaid slotting allowances)	(7.4)	(8.4)	(5.9)	(11.4)	(33.1)	(2.9)	(48.0)	(20.7)	(0.1)	(0.9)	(105.7)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(12.5)	-	-	-	-	(12.5)
- Net expense from movements in provisions**	(2.5)	(4.7)	(2.0)	(0.9)	(10.1)	(1.6)	4.2	(1.6)	-	(3.1)	(12.2)
Individually significant items:											
- Unrealized foreign currency gain	-	-	-	-	-	-	-	-	-	69.5	69.5
- Restructuring of new businesses	-	-	-	-	-	-	(13.9)	-	-	-	(13.9)
- Recovery of vendor finance loan	-	-	-	-	-	-	-	-	-	30.0	30.0
Assets											
Segment assets	275.3	302.9	203.6	481.0	1,262.8	168.4	1,789.9	762.3	2.9	41.2	4,027.5
Equity accounted investments	-	10.0	18.8	18.8	47.6	-	5.6	-	-	-	53.2
Unallocated assets											256.9
Consolidated total assets	275.3	312.9	222.4	499.8	1,310.4	168.4	1,795.5	762.3	2.9	41.2	4,337.6
Liabilities											
Segment liabilities	34.4	23.6	39.7	59.7	157.4	27.3	270.2	72.0	0.4	128.5	655.8
Unallocated liabilities											2,816.5
Consolidated total liabilities	34.4	23.6	39.7	59.7	157.4	27.3	270.2	72.0	0.4	128.5	3,472.3
Acquisitions of non current assets during the six months	1.9	5.4	3.0	8.4	18.7	1.3	15.5	6.7	-	0.1	42.3

* There were no significant inter-segment sales
** Excluding individually significant items

Note 4. Segment Reporting (Continued)

Primary reporting by business segments (continued)

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
Six months ended December 31, 2002	North America	Latin America	Europe	Asia Pacific	Total						
Revenue											
External segment revenue from sale of goods and rendering of services*	175.6	73.1	79.7	75.8	404.2	211.7	-	-	34.0	-	649.9
Proceeds from sales of businesses and property											176.5
Interest revenue											9.1
Other unallocated revenue											1.4
Total revenue from ordinary activities											836.9
Result											
Segment result	46.1	7.3	10.9	20.0	84.3	43.4	-	-	5.4	27.9	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3	-	-	-	-	-	5.3
Segment EBIT	46.1	8.2	13.2	22.1	89.6	43.4	-	-	5.4	27.9	166.3
Net interest expense											(54.5)
Profit from ordinary activities before income tax											111.8
Income tax expense											(14.8)
Profit from ordinary activities after income tax											97.0
Outside equity interests											(1.9)
Net profit											95.1
Included in the segment result above were:											
Non-cash expense items:											
- Depreciation and amortization (excluding prepaid slotting allowances)	(8.7)	(4.5)	(6.8)	(4.5)	(24.5)	(3.4)	-	-	(3.1)	(0.2)	(31.2)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(18.4)	-	-	-	-	(18.4)
- Net expense from movements in provisions**	(1.4)	(0.6)	(1.4)	(0.3)	(3.7)	(2.0)	-	-	(0.5)	(0.4)	(6.6)
Individually significant items											
- Gain on sale of terminals business in Australasia	-	-	-	-	-	-	-	-	-	40.7	40.7
- Gain on sale of vinegar business in North America	-	-	-	-	-	-	-	-	-	11.1	11.1
- Gain on sale of South Yarra property	-	-	-	6.6	6.6	-	-	-	-	-	6.6
- Deferred borrowing costs provided for	-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Assets											
Segment assets	390.1	361.6	230.5	210.6	1,192.8	239.7	-	-	3.0	36.3	1,471.8
Equity accounted investments	-	11.2	24.2	23.7	59.1	-	-	-	-	-	59.1
Unallocated assets											831.5
Consolidated total assets	390.1	372.8	254.7	234.3	1,251.9	239.7	-	-	3.0	36.3	2,362.4
Liabilities											
Segment liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	35.9	214.5
Unallocated liabilities											1,537.9
Consolidated total liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	35.9	1,752.4
Acquisitions of non current assets during the six months	5.4	5.7	3.1	8.2	22.4	2.6	-	-	2.6	0.1	27.7

* There were no significant inter-segment sales
** Excluding individually significant items

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million

Three months ended December 31, 2003	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods *	152.0	54.8	41.2	625.5	873.5
Proceeds from sales of businesses and property					16.5
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					1.4
Unrealized foreign currency gain					51.5
Other unallocated revenue					0.1
Total revenue from ordinary activities					973.0
Result					
Segment result	33.5	7.2	8.0	111.9	160.6
Share of net profits of associates	-	0.4	1.5	1.5	3.4
Segment EBIT	33.5	7.6	9.5	113.4	164.0
Assets					
Segment assets	448.3	302.9	208.8	3,067.5	4,027.5
Equity accounted investments	-	10.0	18.8	24.4	53.2
Unallocated assets	-	-	-	-	256.9
Consolidated total assets	448.3	312.9	227.6	3,091.9	4,337.6
Acquisitions of non current assets during the three months	1.7	2.8	1.5	12.7	18.7

A$ million

Three months ended December 31, 2002	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods *	219.7	43.3	40.2	41.3	344.5
Proceeds from sales of businesses and property					85.4
Interest revenue					3.5
Other unallocated revenue					0.8
Total revenue from ordinary activities					434.2
Result					
Segment result	67.1	2.1	5.3	(2.3)	72.2
Share of net profits of associates	-	0.4	1.2	1.0	2.6
Segment EBIT	67.1	2.5	6.5	(1.3)	74.8
Assets					
Segment assets	624.4	361.6	234.4	251.4	1,471.8
Equity accounted investments	-	11.2	24.2	23.7	59.1
Unallocated assets	-	-	-	-	831.5
Consolidated total assets	624.4	372.8	258.6	275.1	2,362.4
Acquisitions of non current assets during the three months	3.2	2.9	4.0	2.9	13.0

* There were no significant inter-segment sales.

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments (continued)

A$ million

Six months ended December 31, 2003	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods *	277.2	117.9	82.0	1,261.9	1,739.0
Proceeds from sales of businesses and property					17.9
Proceeds from recovery of vendor loan					30.0
Interest revenue					3.2
Unrealized foreign currency gain					69.5
Other unallocated revenue					2.1
Total revenue from ordinary activities					1,861.7
Result					
Segment result	47.3	16.5	14.6	167.7	246.1
Share of net profits of associates	-	1.0	2.9	2.5	6.4
Segment EBIT	47.3	17.5	17.5	170.2	252.5
Assets					
Segment assets	448.3	302.9	208.8	3,067.5	4,027.5
Equity accounted investments	-	10.0	18.8	24.4	53.2
Unallocated assets					256.9
Consolidated total assets	448.3	312.9	227.6	3,091.9	4,337.6
Acquisitions of non current assets during the six months	3.2	5.4	3.0	30.7	42.3

$A million

Six months ended December 31, 2002	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue from sale of goods and rendering of services*	412.8	73.1	79.7	84.3	649.9
Proceeds from sales of businesses and property					176.5
Interest revenue					9.1
Other unallocated revenue					1.4
Total revenue from ordinary activities					836.9
Result					
Segment result	103.7	7.3	10.4	39.6	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3
Segment EBIT	103.7	8.2	12.7	41.7	166.3
Assets					
Segment assets	624.4	361.6	234.4	251.4	1,471.8
Equity accounted investments	-	11.2	24.2	23.7	59.1
Unallocated assets					831.5
Consolidated total assets	624.4	372.8	258.6	275.1	2,362.4
Acquisitions of non current assets during the six months	8.3	5.7	5.0	8.7	27.7

* There were no significant inter-segment sales.

Note 5. Dividends

Ordinary Shares

No interim dividend is to be paid on the ordinary shares (previous corresponding six months nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current six months were as follows:

September 30, 2003:	0.56710 cents per CP Share (unfranked)	$4.5 million
December 31, 2003:	0.56710 cents per CP Share (unfranked)	$4.5 million

Interim dividends paid on the CP Shares in the previous corresponding six months were as follows:

July 1, 2002:	0.55480 cents per CP Share (unfranked)	$4.4 million*
September 30, 2002:	0.56100 cents per CP Share (unfranked)	$4.5 million
December 31, 2002:	0.56710 cents per CP Share (unfranked)	$4.5 million

* Provided as of June 30, 2002

Interim Dividends on all Securities

	Six months ended December 31, 2003	2002
	(A$ million)	
Ordinary shares	-	-
CP Shares		
Provided as of June 30, 2002 and paid July 1, 2002	-	4.4
Declared and paid during the six months	9.0	9.0
Total	9.0	13.4

Dividend payment dates with respect to the CP Shares for the remainder of the period to June 30, 2004 will be March 31, 2004 and June 30, 2004.

Franking Credits Available

As of December 31, 2003, the balance of franking credits available for the franking of dividends was A$22.9 million.

The above amounts are based on the balance of the dividend franking account as of December 31, 2003, adjusted to reflect the impact of the new Tax Consolidation legislation as well as the franking amounts that will arise from the current Australian tax liabilities.

Note 6. Income Tax

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
	(A$ million)			
Income tax expense relating to ordinary activities				
Prima facie income tax expense calculated at 30% on profit from ordinary activities	(29.2)	(14.7)	(33.3)	(33.5)
(Increase)/decrease in income tax expense due to:				
Recoupment of tax losses and timing differences not previously recognized	14.9	10.2	16.8	15.3
Amortization of intangibles not deductible for tax	(4.9)	(0.6)	(12.3)	(1.2)
Proceeds received on recovery of vendor finance loan not taxable	9.0	-	9.0	-
Gain on sale of Australasian Terminals business not taxable	-	2.5	-	12.5
Share of net profits of associates	0.8	0.8	1.7	1.6
Differences in overseas tax rates	(3.9)	(2.1)	(4.6)	(4.8)
Other permanent adjustments	(0.2)	(1.2)	0.2	(0.1)
Income tax expense relating to ordinary activities before individually significant income tax item	(13.5)	(5.1)	(22.5)	(10.2)
Individually significant income tax item:				
Income tax expense resulting from a subsidiary ownership restructuring	-	(4.6)	-	(4.6)
Income tax expense relating to ordinary activities	(13.5)	(9.7)	(22.5)	(14.8)

Note 7. Inventories

	December 31, 2003	June 30, 2003
	(A$ million)	
Current		
Raw materials (a)	107.0	148.3
Provision against raw materials	(0.8)	(1.0)
Work in progress (a)	19.5	23.1
Provision against work in progress	(0.1)	(0.1)
Finished goods (a)	153.0	147.0
Provision against finished goods	(1.9)	(2.8)
Total inventories	276.7	314.5

(a) At cost.

	December 31, 2003	June 30, 2003
	(A$ million)	
Note 8. Investments Accounted for Using the Equity Method		
Non current		
Associates	53.2	53.6

Name	Principal Activities	Balance date	% Ownership Interest December 31, 2003	June 30, 2003
Fresh Start Bakeries Australia Pty Ltd(1)	Buns Manufacture	June 30	50.0	90.9
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
Levaduras Collico SA	Yeast Manufacture	June 30	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	50.0	50.0
Mauri Products Limited	Yeast Manufacture	September 15	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	50.0	50.0
Proofex Products Company	Yeast Manufacture	September 16	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	49.0	49.0
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Quingdao Xinghua Foodstuff & Cereal Oil Co Ltd	Food Manufacture	June 30	30.0	30.0

(1) While the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited as of June 30, 2003, it did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors, and did not have control of the operating and financial decisions. In accordance with the shareholder agreement the Group's ownership interest was reduced to 50% during the current period.

The share of net profits of associates comprise:

	Three months ended December 31, 2003	2002	Six months ended December 31, 2003	2002
	(A$ million)		(A$ million)	
Share of profit from ordinary activities before income tax	4.7	3.6	8.8	7.3
Share of income tax on ordinary activities	(1.3)	(1.0)	(2.4)	(2.0)
Share of net profits of associates	3.4	2.6	6.4	5.3

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2003

	December 31, 2003	June 30, 2003
	(A$ million)	
Note 9. Property, Plant and Equipment		
Plant and equipment		
Cost	1,000.4	1,014.8
Accumulated depreciation	(360.9)	(334.7)
Total plant and equipment	639.5	680.1
Freehold properties		
Cost	403.6	414.9
Accumulated depreciation	(24.4)	(18.4)
Total freehold properties	379.2	396.5
Leasehold properties		
Cost	24.5	24.0
Accumulated amortization	(2.2)	(1.5)
Total leasehold properties	22.3	22.5
Leasehold improvements		
Cost	19.3	21.1
Accumulated amortization	(5.2)	(5.3)
Total leasehold improvements	14.1	15.8
Total property, plant and equipment	1,055.1	1,114.9

Note 10. Intangible Assets

	December 31, 2003	June 30, 2003
Identifiable intangible assets		
Cost	941.5	969.3
Accumulated amortization	(55.2)	(45.4)
Total identifiable intangible assets	886.3	923.9
Purchased goodwill		
Cost (a)	1,408.0	1,374.1
Accumulated amortization	(70.5)	(32.7)
Total purchased goodwill	1,337.5	1,341.4
Total intangible assets	2,223.8	2,265.3

(a) Written down to recoverable amount where appropriate.

	December 31, 2003	June 30, 2003
	(A$ million)	
Note 11. Interest Bearing Liabilities		
Current		
Secured		
Senior indebtedness		
Term loan facilities (b)	113.6	94.0
Revolving loan facility (b)	-	60.0
Bank overdrafts (c)	9.8	1.1
Other indebtedness (c)	8.5	10.4
Unsecured		
Bank overdrafts (c)	-	1.4
Other indebtedness (c)	2.6	11.9
Total current interest bearing liabilities	134.5	178.8
Non current		
Secured		
Senior indebtedness		
Term loan facilities (b)	1,469.8	1,572.1
Other indebtedness (c)	3.1	-
Unsecured		
9.5% senior notes due 2010 (f)	133.5	149.9
10.75% senior subordinated notes due 2011 (a) (e)	267.1	299.6
9.75% senior subordinated notes due 2012 (d)	533.8	599.8
New Zealand Subordinated Capital Notes (g)	185.6	185.7
Other indebtedness (c)	-	6.7
Total non current interest bearing liabilities	2,592.9	2,813.8
(a) Notes payable	280.3	314.9
Unamortized discount	(13.2)	(15.3)
	267.1	299.6

(b) Senior indebtedness as of December 31, 2003 consisted of A$1,583.4 million (equivalent) drawn under the Group's secured senior credit facilities. As of December 31, 2003, A$113.6 million of this indebtedness is classified as a current liability and A$1,469.8 million as a non current liability.

Term A Loan Senior Funding Agreement

On January 16, 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprising an A$1.3 billion term loan facility, referred to as the Term A loan facility and an A$100.0 million revolving facility. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility.

Term B Secured Senior Loan Facility

On February 20, 2003, the Group entered into a U.S.$270.0 million six year senior secured credit facility, referred to as the Term B loan facility. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility.

Security Arrangements

Burns Philp and certain Australian controlled entities and non-Australian controlled entities in other jurisdictions have granted security over their assets in respect of the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favor of a security trustee.

The Group has granted security interests to the security trustee on trust for the senior lenders by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, a Deed of Debenture Trust dated March 7, 2003, fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions.

Note 11. Interest Bearing Liabilities (Continued)

(c) In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d) On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(e) On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million. They bear interest at 10.75% and mature on February 15, 2011.

The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(f) On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100.0 million of senior notes that bear interest at 9.5% and mature on November 15, 2010.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(g) During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand Subordinated Capital Notes. These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012.

Note 12. Provisions

	December 31, 2003	June 30, 2003
	(A$ million)	
Current		
Employee benefits	50.5	54.1
Business closure and rationalization	49.5	75.7
Workers' compensation	13.2	11.4
Legal claims	27.6	26.9
Other	52.3	27.4
Total current provisions	193.1	195.5
Non current		
Employee benefits	53.2	55.3
Workers' compensation	33.6	34.4
Other	10.9	10.7
Total non current provisions	97.7	100.4

Note 13. Contributed Equity

	December 31, 2003	June 30, 2003
	(A$ million)	
Issued and paid-up share capital		
2,031,834,572 (June 2003— 1,780,681,266) ordinary shares, fully paid	880.2	830.0
797,300,123 (June 2003— 797,371,199) converting preference shares, fully paid	233.9	233.9
Total contributed equity	1,114.1	1,063.9

Movements since June 30, 2003 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), and share options (2003 Options), have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options during the current period	251,082,230	50.2
Conversion of CP Shares during the current period	71,076	-
Ordinary shares as of December 31, 2003	2,031,834,572	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as of June 30, 2003	797,371,199	233.9
CP Shares converted during the current period	(71,076)	-
CP Shares as of December 31, 2003	797,300,123	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Note 13. Contributed Equity (Continued)

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Share Options (2003 Options)

	Number of Options
Total number of 2003 Options issued	1,500,000,000
Exercised as of June 30, 2003	(1,248,428,982)
Issued 2003 Options as of June 30, 2003	251,571,018
Exercised prior to expiration date	(251,082,230)
Options lapsed on expiry	(488,788)
Issued 2003 Options as of December 31, 2003	-

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of August 14, 2003. Options not exercised by the expiration date, lapsed.

	Six months ended December 31, 2003 (A$ million)
Note 14. Accumulated Losses	
Accumulated losses as of June 30, 2003	(96.7)
Net profit attributable to Burns, Philp & Company Limited shareholders	86.3
Dividends declared and paid during the six months — CP Shares (refer note 5)	(9.0)
Accumulated losses as of December 31, 2003	(19.4)

Note 15. Total Equity

Total equity as of June 30, 2003	758.3
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statement of financial performance	66.5
Transactions with Burns, Philp & Company Limited shareholders as owners:	
Contributions of equity (refer note 13)	50.2
Dividends declared and paid during the six months – CP Shares (refer note 5)	(9.0)
Total changes in outside equity interests	(0.7)
Total equity as of December 31, 2003	865.3

Note 16. Acquisition / Disposal of Controlled Entities

Control was not gained or lost over any entity during the current six months.

In the previous corresponding six months, the Group completed the acquisition from Kraft Foods International Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, for a total consideration of A$210.2 million.

With the sale of the Australasian Terminals business during the previous corresponding six months, there was a loss of control over Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in an A$33.4 million gain being brought to account in the three months ended September 30, 2002 and a further gain of A$7.3 million being brought to account in the three months ended December 31, 2002 (refer notes 3(b) and 18 for further details).

Note 17. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) Ordinary shares

(b) 2003 Options outstanding (up until expiration date of August 14, 2003)

(c) CP Shares

Earnings reconciliation

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	2003	2002
	(A$ million)			
Net profit attributable to Burns, Philp & Company Limited shareholders	82.7	38.3	86.3	95.1
Less: CP Shares dividend	(4.5)	(4.5)	(9.0)	(9.0)
Basic earnings	78.2	33.8	77.3	86.1
Add: CP Shares dividend	4.5	4.5	9.0	9.0
Diluted earnings	82.7	38.3	86.3	95.1
Basic earnings comprise:				
Continuing operations	78.2	15.4	77.3	29.0
Discontinued operations (a)	-	18.4	-	57.1
	78.2	33.8	77.3	86.1
Diluted earnings comprise:				
Continuing operations	82.7	19.9	86.3	38.0
Discontinued operations (a)	-	18.4	-	57.1
	82.7	38.3	86.3	95.1

(a) Earnings for the three months and six months ended December 31, 2002 included an A$11.1 million gain on sale of the North American Industrial Vinegar business.

Earnings for the three months ended December 31, 2002, also included an A$7.3 million gain on sale of the Australasian Terminals business which, together with the A$33.4 million gain already reported in the three months ended September 30, 2002, resulted in an A$40.7 million gain for the six months ended December 31, 2002.

Note 17. Earnings Per Share (Continued)

Weighted average number of shares used as the denominator

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	2003	2002
	Shares (million)	Shares (million)	Shares (million)	Shares (million)
Number for basic earnings per share	2,031.8	854.6	1,966.7	828.6
Adjust for:				
Effect of 2003 Options	-	722.2	46.8	767.0
Effect of CP Shares	797.3	797.4	797.4	797.4
Number for diluted earnings per share	2,829.1	2,374.2	2,810.9	2,393.0

Note 18. Discontinued Operations

Terminals and Vinegar businesses

On April 18, 2002 the Board announced its plan to sell the Australasian Terminals and the North American Vinegar businesses, and the sales of these businesses were finalized in the six months ended December 31, 2002.

Additional financial information in respect of these busineses is set out below:

	Terminals				Vinegar			
	Three months ended December 31,		Six months ended December 31,		Three months ended December 31,		Six months ended December 31,	
A$ million	2003	2002	2003	2002	2003	2002	2003	2002
Financial performance information								
Revenue from ordinary activities	-	-	-	7.0	-	2.5	-	25.5
Expenses from ordinary activities	-	-	-	(5.4)	-	(2.6)	-	(21.8)
Segment result (EBIT)	-	-	-	1.6	-	(0.1)	-	3.7
Net interest revenue	-	-	-	-	-	0.1	-	0.1
Profit from ordinary activities before income tax	-	-	-	1.6	-	-	-	3.8
Income tax expense	-	-	-	(0.1)	-	-	-	-
Net profit	-	-	-	1.5	-	-	-	3.8
Cash flow information								
Net cash provided by operating activities	-	-	-	0.8	-	0.2	-	6.3
Net cash (used in) investing activities	-	-	-	(2.2)	-	-	-	(0.4)
Net increase/(decrease) in cash held	-	-	-	(1.4)	-	0.2	-	5.9

Because both businesses had been sold by December 31, 2002, there are no assets or liabilities related to these businesses included in the consolidated statements of financial position as of December 31, 2003 and June 30, 2003.

Note 19. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$27.6 million has been recognized in the consolidated financial statements as of December 31, 2003. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003 and a further A$16.5 million was paid to the Australian Tax Office on December 23, 2003. The balance outstanding of A$16.5 million plus approximately A$0.3 million of interest was paid to the Australian Tax Office on January 16, 2004, and was accrued in the consolidated statement of financial position as of December 31, 2003. There was A$33.0 million accrued in the consolidated statement of financial position as of June 30, 2003.

Note 20. Events Subsequent to Balance Date

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity has now formally notified the Australian Taxation Office of the implementation date for the tax consolidation, the consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System" in the six months ended December 31, 2003. The head entity in the consolidated tax group is Burns, Philp & Company Limited, and each subsidiary in the consolidated tax group has agreed to enter into a tax sharing agreement with Burns, Philp & Company Limited. The directors believe that, at this time, there is no material impact on the Group's deferred tax balances arising from the formation of a consolidated tax group.

No other events have occurred subsequent to balance date which would have a material effect on the financial report.

Note 21. Condensed Consolidating Guarantor Financial Information

In connection with an offer by Burns Philp Capital Pty Limited to sell U.S.$400.0 million of Senior Subordinated Notes due 2012, an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$210.0 million of Senior Subordinated Notes due 2011 (collectively referred to as the "Senior Subordinated Notes") and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$100.0 million of Senior Notes due 2010, Burns, Philp & Company Limited and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited's and Burns Philp Capital (U.S.) Inc.'s obligation to pay principal and interest on the Senior Subordinated Notes and the Senior Notes. The guarantors of the Senior Subordinated Notes and the Senior Notes include Burns, Philp & Company Limited and certain of its wholly owned subsidiaries. The Senior Subordinated Notes and the Senior Notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the Senior Subordinated Notes, subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries.

The following condensed consolidated financial information presents:

(1) Condensed consolidating statements of financial position as of December 31, 2003 and June 30, 2003, and statements of financial performance and cash flows for the six months ended December 31, 2003 and 2002 of:

- (a) Burns, Philp & Company Limited, the parent;
- (b) Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., the issuers;
- (c) the other guarantor subsidiaries;
- (d) the non-guarantor subsidiaries; and
- (e) the Group on a consolidated basis; and

(2) Adjustments and elimination entries necessary to consolidate Burns, Philp & Company Limited, the parent, with issuer and guarantor and non-guarantor subsidiaries.

For the purposes of this Note, investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non-guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Note 21. Condensed Consolidating Guarantor Financial Information (Continued)

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the six months ended December 31, 2003						
Revenue from sale of goods	-	-	1,171.6	567.4	-	1,739.0
Revenue from rendering services	-	-	-	-	-	-
Other revenues from ordinary activities	2.9	-	19.2	0.8	(2.9)	20.0
Total revenue	2.9	-	1,190.8	568.2	(2.9)	1,759.0
Costs and expenses:						
Cost of sales	-	-	(732.7)	(350.7)	-	(1,083.4)
Cost of services	-	-	-	-	-	-
Selling, marketing and distribution	-	-	(242.0)	(96.5)	-	(338.5)
General and administrative	0.8	98.9	(226.1)	(53.1)	2.9	(176.6)
Individually significant item	-	-	85.6	-	-	85.6
Total costs and expenses	0.8	98.9	(1,115.2)	(500.3)	2.9	(1,512.9)
Operating income	3.7	98.9	75.6	67.9	-	246.1
Interest expense	(3.0)	(56.0)	(167.9)	(29.2)	111.4	(144.7)
Interest income	20.3	61.5	32.1	0.7	(111.4)	3.2
Share of net profit of associates accounted for using the equity method	-	-	6.4	-	-	6.4
Minority interests	-	-	-	(2.2)	-	(2.2)
Profit/(loss) before income taxes	21.0	104.4	(53.8)	37.2	-	108.8
Income tax benefit/(expense)	-	-	(6.4)	(16.1)	-	(22.5)
Equity in earnings of subsidiaries	65.3	-	21.1	4.7	(91.1)	-
Australian GAAP net profit	86.3	104.4	(39.1)	25.8	(91.1)	86.3

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the six months ended December 31, 2002						
Revenue from sale of goods	-	-	504.3	138.6	-	642.9
Revenue from rendering services	-	-	-	7.0	-	7.0
Other revenues from ordinary activities	13.3	-	7.3	0.9	(13.2)	8.3
Total revenue	13.3	-	511.6	146.5	(13.2)	658.2
Costs and expenses:						
Cost of sales	-	-	(265.6)	(83.0)	-	(348.6)
Cost of services	-	-	-	(5.4)	-	(5.4)
Selling, marketing and distribution	-	-	(104.5)	(23.3)	-	(127.8)
General and administrative	(8.6)	19.1	(56.4)	(3.4)	(10.1)	(59.4)
Individually significant items	-	-	41.6	-	2.4	44.0
Total costs and expenses	(8.6)	19.1	(384.9)	(115.1)	(7.7)	(497.2)
Operating income	4.7	19.1	126.7	31.4	(20.9)	161.0
Interest expense	-	(35.6)	(61.8)	(7.4)	41.2	(63.6)
Interest income	7.5	29.3	11.3	2.2	(41.2)	9.1
Share of net profit of associates accounted for using the equity method	-	-	4.4	0.9	-	5.3
Minority interests	-	-	-	(2.0)	0.1	(1.9)
Profit/(loss) before income taxes	12.2	12.8	80.6	25.1	(20.8)	109.9
Income tax benefit/(expense)	2.2	-	(4.6)	(13.4)	1.0	(14.8)
Equity in earnings of subsidiaries	80.7	-	11.7	3.4	(95.8)	-
Australian GAAP net profit	95.1	12.8	87.7	15.1	(115.6)	95.1

Note 21. Condensed Consolidating Guarantor Financial Information (Continued)

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of December 31, 2003						
Total current assets	19.4	0.8	471.1	322.5	(31.6)	782.2
Net property, plant and equipment	0.1	-	669.5	385.5	-	1,055.1
Goodwill and other intangibles	-	-	1,541.1	682.7	-	2,223.8
Investments	453.4	-	1,127.7	71.8	(1,594.5)	58.4
Intra-group receivables	457.6	1,192.1	525.4	472.0	(2,647.1)	-
Total other assets	-	44.4	101.9	71.8	-	218.1
Total assets	930.5	1,237.3	4,436.7	2,006.3	(4,273.2)	4,337.6
Total current liabilities	6.8	43.9	496.2	231.6	(31.6)	746.9
Long term debt	-	934.3	1,644.6	14.0	-	2,592.9
Other long term liabilities	0.5	-	104.0	28.0	-	132.5
Intra-group payables	82.7	-	2,121.7	442.7	(2,647.1)	-
Total liabilities	90.0	978.2	4,366.1	716.3	(2,678.7)	3,472.3
Australian GAAP shareholders' equity	840.5	259.1	70.2	1,290.0	(1,594.5)	865.3

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2003						
Total current assets	7.5	0.3	291.4	671.8	(37.5)	933.5
Net property, plant and equipment	0.1	-	299.3	815.5	-	1,114.9
Goodwill and other intangibles	-	-	245.4	2,019.9	-	2,265.3
Investments	369.5	-	2,591.0	77.0	(2,979.2)	58.3
Intra-group receivables	424.4	1,204.5	627.3	421.3	(2,677.5)	-
Total other assets	-	42.6	154.8	34.7	-	232.1
Total assets	801.5	1,247.4	4,209.2	4,040.2	(5,694.2)	4,604.1
Total current liabilities	6.2	43.4	314.0	576.9	(37.5)	903.0
Long term debt	-	1,049.3	1,757.8	6.7	-	2,813.8
Other long term liabilities	0.5	-	35.8	92.7	-	129.0
Intra-group payables	62.0	-	2,010.7	604.8	(2,677.5)	-
Total liabilities	68.7	1,092.7	4,118.3	1,281.1	(2,715.0)	3,845.8
Australian GAAP shareholders' equity	732.8	154.7	90.9	2,759.1	(2,979.2)	758.3

Note 21. Condensed Consolidating Guarantor Financial Information (Continued)

A$ million	Parent	Issuers	Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed statement of cash flows for half year ended December 31, 2003						
Net operating cash flows	(11.1)	0.3	16.4	69.6	-	75.2
Net investing cash flows	(30.3)	-	52.5	(55.9)	-	(33.7)
Net financing cash flows	41.2	(0.5)	(124.2)	(0.3)	-	(83.8)
Net (decrease)/increase in cash held	(0.2)	(0.2)	(55.3)	13.4	-	(42.3)
Cash at beginning of period	0.7	0.3	110.9	66.1	-	178.0
Exchange rate adjustments	-	-	(9.7)	(2.2)	-	(11.9)
Australian GAAP cash at end of period	0.5	0.1	45.9	77.3	-	123.8

A$ million	Parent	Issuers	Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Statement of cash flow for half year ended December 31, 2002						
Net operating cash flows	10.6	29.5	64.5	20.2	-	124.8
Net investing cash flows	-	-	(219.8)	(149.0)	-	(368.8)
Net financing cash flows	(30.0)	(740.9)	463.1	144.8	-	(163.0)
Net (decrease)/increase in cash held	(19.4)	(711.4)	307.8	16.0	-	(407.0)
Cash at beginning of period	21.0	695.3	173.0	33.4	-	922.7
Exchange rate adjustments	0.2	16.5	(17.1)	(1.4)	-	(1.8)
Australian GAAP cash at end of period	1.8	0.4	463.7	48.0	-	513.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains disclosures which are "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as "may," "will," "projects," "plan," "anticipates," "believes," "expects," "intends" or "continue." Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

- our significant debt levels;
- our ability to incur substantially more debt;
- operating and financial restrictions in our debt agreements;
- the markets in which we operate becoming more competitive;
- risks associated with international operations;
- the possible departure of key executive officers;
- risks associated with having some customers that contribute a significant amount of our revenue;
- the availability of supply sources;
- our acquisition of Goodman Fielder and the additional indebtedness and other liabilities we have incurred in connection with that acquisition;
- the impact of environmental and other government regulation on our business;
- changes in foreign currency exchange rates;
- changes in accounting practices; and
- changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

The current quarter and six month period include the results of our recent business acquisitions, Goodman Fielder and the Fleischmann's yeast and industrial bakery ingredients business in Latin America. The prior corresponding quarter and six month period included the results of Fleischmann's Latin America from October 31, 2002, the date of acquisition. As a consequence of these acquisitions, our revenues, cost of goods sold, and selling, general and administrative expenses, and borrowing costs in the current quarter and six month period have increased substantially compared to the prior corresponding periods.

Three Month Period Ended December 31, 2003 Compared to Three Month Period Ended December 31, 2002

Overview

Net profit for the three month period ended December 31, 2003, which was our second quarter of fiscal 2004, increased to A$82.7 million from A$38.3 million in the second quarter of fiscal 2003. This was primarily due to a net individually significant gain of A$73.9 million, which is comprised of an A$51.5 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance loans, offset by A$7.6 million of expense for additional restructuring costs at Goodman Fielder. The current period was also affected by the additional interest expense of A$40.9 million from our borrowings resulting from the acquisition of Goodman Fielder and the impact on earnings of the appreciation of the Australian dollar against the U.S. dollar and other major currencies.

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 153.6% to A$873.5 million for the three month period ended December 31, 2003, from A$344.5 million for the three month period ended December 31, 2002. This increase was principally due to the revenue contributed from our recently acquired Goodman Fielder and Fleischmann's Latin American businesses. This was partially offset by the appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, which reduced revenues by approximately A$68.0 million, the sale of our vinegar business in North America, in the prior corresponding period, as well as reduced average prices in our North American industrial yeast business and reduced volumes in our herbs and spices business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business in the three month period ended December 31, 2003 increased 22.0% to A$267.2 million from A$219.1 million in the three month period ended December 31, 2002. This increase is primarily due to revenues from Goodman Fielder's Asia Pacific businesses which are included in the current quarter. This is partially offset by a decline in revenues of approximately A$35.9 million as a result of changes in foreign currency exchange rates versus the Australian dollar.

Revenue in North America decreased 28.3% to A$68.3 million in the second quarter of fiscal 2004 from A$95.3 million in the prior corresponding period. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline of approximately A$21.1 million, and the impact of a new competitor, USA Yeast, in industrial yeast which has led to reduced prices and volumes. While our volumes have only marginally decreased, average prices have decreased in the current quarter compared to average prices in the prior corresponding period. Sales volumes in consumer yeast were down, primarily reflecting a 5% decline in the market.

Revenue in Europe increased 2.5% to A$41.2 million in the current quarter from A$40.2 million in the prior year period. Revenue in Turkey improved as we have maintained price increases introduced in the last quarter of fiscal 2003. This was partially offset by lower volumes in our yeast extracts business, and the impact of the appreciation in the Australian dollar which reduced revenues by approximately A$3.4 million.

Revenue in Latin America increased 26.6% to A$54.8 million in the three month period ended December 31, 2003 from A$43.3 million in the prior year period. This increase was primarily due to the revenues contributed by the Fleischmann's yeast and industrial bakery ingredients business in Latin America, acquired on October 31, 2002, which contributed revenues of approximately A$24.6 million during the current quarter compared to approximately A$15.9 million in the prior corresponding period.

Revenue in the Asia Pacific region increased 155.3% to A$102.9 million in the fiscal quarter ended December 31, 2003 from A$40.3 million in the prior year period. This increase was primarily due to the inclusion of the former Goodman Fielder Asia Pacific businesses which now report to our Asia-Pacific management team. These businesses contributed approximately A$64.0 million during the quarter. Volume gains in our yeast businesses were offset by the impact of the appreciation of the Australian dollar, which reduced revenues by approximately A$6.7 million during the current quarter.

Herbs and Spices

Revenue in our herbs and spices business decreased 31.3% to A$83.7 million in the three month period ended December 31, 2003 from A$121.9 million in the prior corresponding period. This decrease in operating revenue was primarily due to the strengthening of the Australian dollar against the U.S. dollar which reduced revenue by approximately A$31.4 million. Additionally, volumes to our retail customers have decreased partially due to grocery workers strikes and the loss of two customers to bankruptcy.

Goodman Fielder Australia

Revenue from Goodman Fielder Australia, which we acquired in March 2003, was A$373.5 million for the three months ended December 31, 2003. Revenues generated by these businesses, including revenues arising from new product development, are in line with expectations.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand, which we acquired in March 2003, was A$148.2 million for the three months ended December 31, 2003. Revenues generated by Goodman Fielder New Zealand, including revenues arising from new product development, are in line with expectations.

Other

Revenue from other businesses decreased 74.3% to A$0.9 million in the current quarter, compared to A$3.5 million in the prior corresponding period. This decrease was primarily due to the sale of our vinegar business in North America on October 18, 2002. Prior to its sale, our vinegar business contributed revenues of A$2.5 million in the quarter ended December 31, 2002.

Segment EBIT

Segment EBIT increased 119.3% to A$164.0 million for the three month period ended December 31, 2003 from A$74.8 million for the three month period ended December 31, 2002, reflecting the contributions of our recently acquired Goodman Fielder and Fleischmann's Latin American businesses. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$14.3 million, compared to the prior corresponding quarter. We also recorded a net individually significant gain of A$73.9 million in the current quarter, related to an A$51.5 million unrealized foreign currency gain on the portion of our U.S. dollar denominated borrowings which are unhedged, an A$30.0 million profit on the recovery of vendor finance loans, offset by an additional A$7.6 million in restructuring costs in Goodman Fielder Australia.

Yeast and Bakery Ingredients

Segment EBIT in our yeast and bakery ingredients business in the three month period ended December 31, 2003, increased 1.7% to A$47.8 million from A$47.0 million in the three month period ended December 31, 2002.

Segment EBIT in North America decreased 42.8% to A$16.6 million from A$29.0 million in the prior year period. This was primarily due to the depreciation of the U.S. dollar versus the Australian dollar of approximately A$5.7 million, reduced industrial yeast volumes and prices, principally arising from the effects of a new competitor, USA Yeast, on our business, as well as higher promotional expenses in consumer yeast to maintain our market share in a declining market.

Segment EBIT in Europe increased 55.9% to A$10.6 million from A$6.8 million, primarily due to a return to profitability in Turkey. Segment EBIT in our other European operations remained in line with the prior corresponding period.

Segment EBIT in Latin America increased 204.0% to A$7.6 million in the three month period ended December 31, 2003 from A$2.5 million in the three month period ended December 31, 2002. This was primarily due to improved margins in Argentina and Brazil.

Segment EBIT in Asia Pacific increased 49.4% to A$13.0 million from A$8.7 million, reflecting the contributions from the former Goodman Fielder Asia Pacific businesses which now form part of our Yeast Asia-Pacific operations. These operations contributed approximately A$5.6 million to segment EBIT in Asia-Pacific. The impact of the strengthening Australian dollar reduced EBIT in our yeast businesses by approximately A$1.7 million compared to the prior corresponding period.

Herbs and Spices

Segment EBIT in our herbs and spices business decreased 39.0% to A$17.8 million in the three month period ended December 31, 2003 from A$29.2 million in the three month period ended December 31, 2002. This decrease was primarily due to the impact of the appreciation of the Australian dollar against the U.S. dollar of approximately A$6.4 million. Additionally, reduced volumes to our retail customers, partially due to grocery workers strikes, and partially due to the loss of two large retail customers to bankruptcy, has also affected our current period segment EBIT.

Goodman Fielder Australia

Segment EBIT in our Goodman Fielder Australia businesses was A$7.2 million for the three month period ended December 31, 2003, which was in line with expectations. This result includes A$7.6 million of restructuring costs recorded during the period. This impact has been offset by cost saving initiatives and the flow through effects of our restructuring programs implemented since acquisition in March 2003.

Goodman Fielder New Zealand

Segment EBIT in our Goodman Fielder New Zealand business was A$18.0 million for the three month period ended December 31, 2003, which was in line with expectations.

Other and Corporate

Corporate EBIT for the three months ended December 31, 2003 includes an individually significant gain of A$81.5 million comprised of an unrealized foreign currency gain of A$51.5 million on the translation into Australian dollars of a portion of our U.S. dollar denominated borrowings which are not effectively hedged, and an individually significant gain of A$30.0 million arising from the recovery of vendor finance loans.

The prior corresponding period included net individually significant gains of A$4.0 million. This amount was comprised of the A$7.3 million payment we received in respect of the purchase price adjustment in connection with the sale of our terminals business and an A$11.1 million gain on the sale of our vinegar business. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

Net Interest Expense and Income Tax

Net interest expense increased 159.1% to A$66.6 million in the three month period ended December 31, 2003 from A$25.7 million in the three month period ended December 31, 2002. The increase was due to the additional interest expense incurred on our new senior secured loan facilities, our U.S.$100.0 million Senior Notes due 2010, our U.S.$210.0 million Senior Subordinated Notes due 2011, and our New Zealand Subordinated Capital Notes.

Income tax expense increased 39.2% to A$13.5 million in the three month period ended December 31, 2003 from A$9.7 million in the three month period ended December 31, 2002. This increase is primarily due to increased profits in countries where we are tax payers.

Net Profit

Primarily as a result of the factors discussed above, our net profit increased by A$44.4 million, or 115.9%, to A$82.7 million for the three months ended December 31, 2003 from A$38.3 million for the three months ended December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Six Month Period Ended December 31, 2003 Compared to Six Month Period Ended December 31, 2002

Overview

Net profit for the six month period ended December 31, 2003, decreased to A$86.3 million from A$95.1 million in the first six months of fiscal 2003. The decrease was primarily due to the additional interest expense from our borrowings resulting from the acquisition of Goodman Fielder and the impact on earnings of the appreciation of the Australian dollar against the U.S. dollar and other major currencies. The current period also includes a net individually significant gain of A$85.6 million, which is comprised of an A$69.5 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance loans, offset by an A$13.9 million expense for additional restructuring costs at Goodman Fielder Australia.

The prior period includes a net individually significant gain of A$44.0 million, comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business, and an A$6.6 million gain on the sale of property in South Yarra, Australia, offset by a provision of A$14.4 million for deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 167.6% to A$1,739.0 million for the six month period ended December 31, 2003, from A$649.9 million for the six month period ended December 31, 2002. This increase was principally due to the revenue contributed from our recently acquired Goodman Fielder and Fleischmann's Latin American businesses. This was partially offset by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America in the prior corresponding period, as well as reduced average prices in our North American industrial yeast business and reduced volumes in our herbs and spices business.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business in the six month period ended December 31, 2003 increased 31.5% to A$531.4 million from A$404.2 million in the six month period ended December 31, 2002. This increase is primarily due to revenues from Goodman Fielder's Asia Pacific businesses and the Fleischmann's Latin American businesses which are included in the current period. This is partially offset by a decline in revenues of approximately A$53.9 million as a result of changes in foreign currency exchange rates versus the Australian dollar.

Revenue in North America decreased 26.8% to A$128.6 million in the first six months of fiscal 2004 from A$175.6 million in the prior corresponding period. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline of approximately A$33.7 million, and the impact of a new competitor, USA Yeast, in industrial yeast which has led to reduced prices and volumes. While our volumes have only marginally decreased, average prices have decreased in the current six months compared to average prices in the prior corresponding period. Sales volumes in consumer yeast were down, primarily due to a 5% decline in the market.

Revenue in Europe increased 2.9% to A$82.0 million in the current six months from A$79.7 million in the prior year period. Revenue in Turkey improved as we have maintained price increases introduced in the last quarter of fiscal 2003. This was partially offset by lower volumes in our yeast extracts business, and the impact of the appreciation of the Australian dollar which reduced revenues by approximately A$5.2 million.

Revenue in Latin America increased 61.3% to A$117.9 million in the six month period ended December 31, 2003 from A$73.1 million in the prior year period. This increase was primarily due to the revenues contributed by the Fleischmann's yeast and industrial bakery ingredients business in Latin America, acquired on October 31, 2002, which contributed revenues of approximately A$53.7 million during the current period compared to A$15.9 million in revenues in the prior corresponding period.

Revenue in the Asia Pacific region increased 167.7% to A$202.9 million in the six months ended December 31, 2003 from A$75.8 million in the prior year period. This increase was primarily due to the inclusion of the former Goodman Fielder Asia Pacific businesses which now report to our Asia-Pacific management team. These businesses contributed approximately A$130.4 million during the current period.

Herbs and Spices

Revenue in our herbs and spices business decreased 29.8% to A$148.6 million in the six month period ended December 31, 2003 from A$211.7 million in the prior corresponding period. This decrease in operating revenue was primarily due to the strengthening of the Australian dollar against the U.S. dollar which reduced revenue by approximately A$49.8 million. Additionally, volumes to our retail customers have declined, partially due to grocery workers strikes and the loss of two customers to bankruptcy.

Goodman Fielder Australia

Revenue from Goodman Fielder Australia, which we acquired in March 2003, was A$767.1 million for the six months ended December 31, 2003. Revenues generated by these businesses are in line with expectations.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand, which we acquired in March 2003, was A$290.1 million for the six months ended December 31, 2003. Revenues generated by Goodman Fielder New Zealand are in line with expectations.

Other

Revenue from other businesses decreased 94.7% to A$1.8 million in the six months ended December 31, 2003, compared to A$34.0 million in the prior corresponding period. This decrease was primarily due to the sale of our terminals business and vinegar business in the prior corresponding six month period. Revenues from our Cochin Spices operation in India, which is included in this segment, were consistent compared to the prior corresponding period.

Segment EBIT

Segment EBIT increased 51.8% to A$252.5 million for the six month period ended December 31, 2003 from A$166.3 million for the six month period ended December 31, 2002, reflecting the contributions of our recently acquired Goodman Fielder and Fleischmann's Latin American businesses. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$21.6 million, compared to the prior corresponding period.

The current period includes a net individually significant gain of A$85.6 million, which is comprised of an A$69.5 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance receivables, offset by an A$13.9 million expense for additional restructuring costs at Goodman Fielder Australia.

The prior period includes a net individually significant gain of A$44.0 million, comprised of an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business, and an A$6.6 million gain on the sale of property in South Yarra, Australia, offset by a provision of A$14.4 million for deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

Yeast and Bakery Ingredients

Segment EBIT in our yeast and bakery ingredients business in the six month period ended December 31, 2003, decreased 3.9% to A$86.1 million from A$89.6 million in the six month period ended December 31, 2002. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$12.0 million, compared to the prior corresponding period.

Segment EBIT in North America decreased 42.1% to A$26.7 million from A$46.1 million in the prior year period. This was primarily due to the depreciation of the U.S. dollar versus the Australian dollar of approximately A$8.2 million, reduced industrial yeast volumes and prices, principally arising from the effects of a new competitor, USA Yeast, on our business, as well as higher promotional expenses in consumer yeast to maintain our market share in a declining market.

Segment EBIT in Europe increased 42.4% to A$18.8 million from A$13.2 million, primarily due to a return to profitability in Turkey.

Segment EBIT in Latin America increased 113.4% to A$17.5 million in the six month period ended December 31, 2003 from A$8.2 million in the six month period ended December 31, 2002. This was primarily due to the contribution from the Fleischmann's Latin America business acquired in October 2002, as well as improved margins in Argentina and Brazil.

Segment EBIT in Asia Pacific increased 4.5% to A$23.1 million from A$22.1 million, reflecting the contributions from the former Goodman Fielder Asia Pacific businesses which now form part of our Yeast Asia-Pacific operations. These operations contributed approximately A$9.9 million to segment EBIT in Asia-Pacific. Segment EBIT in our yeast business remained in line with the prior corresponding period, however, it was affected by the strengthening Australian dollar, which reduced EBIT by approximately A$2.8 million. Additionally, the prior corresponding period included an individually significant gain of A$6.6 million from the sale of property in South Yarra, Australia.

Herbs and Spices

Segment EBIT in our herbs and spices business decreased 44.5% to A$24.1 million in the six month period ended December 31, 2003 from A$43.4 million in the six month period ended December 31, 2002. This decrease was primarily due to the impact of the appreciation of the Australian dollar against the U.S. dollar of approximately A$9.0 million. Additionally, reduced volumes to our retail customers, partially due to grocery workers strikes, and partially due to the loss of two large retail customers to bankruptcy, has also affected our current period EBIT.

Goodman Fielder Australia

Segment EBIT in our Goodman Fielder Australia businesses was A$26.0 million for the six month period ended December 31, 2003, which is in line with expectations. This result includes A$13.9 million of restructuring costs recorded during the current six month period. This impact has been offset by cost saving initiatives and the flow through effects of our restructuring programs implemented since acquisition in March 2003.

Goodman Fielder New Zealand

Segment EBIT in our Goodman Fielder New Zealand business was A$32.1 million for the six month period ended December 31, 2003, which is in line with expectations.

Other and Corporate

Corporate EBIT for the six months ended December 31, 2003 includes net individually significant gains of A$99.5 million comprised of an A$69.5 million unrealized foreign currency gain on the translation into Australian dollars of a portion of our U.S. dollar denominated borrowings which are not effectively hedged, and an individually significant gain of A$30.0 million arising from the recovery of vendor finance loans.

The prior period included net individually significant gains of A$37.4 million. This amount was comprised of the A$40.7 million gain on the sale of our terminals business and an A$11.1 million gain on the sale of our vinegar business. These gains were partially offset by an A$14.4 million provision against deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

Net Interest Expense and Income Tax

Net interest expense increased 159.6% to A$141.5 million in the six month period ended December 31, 2003 from A$54.5 million in the six month period ended December 31, 2002. The increase was due to the additional interest expense incurred on our new senior secured loan facilities, our U.S.$100.0 million Senior Notes due 2010, our U.S.$210.0 million Senior Subordinated Notes due 2011, and our New Zealand Subordinated Capital Notes.

Income tax expense increased 52.0% to A$22.5 million in the six month period ended December 31, 2003 from A$14.8 million in the six month period ended December 31, 2002. This increase is primarily due to increased profits in countries where we are tax payers.

Net Profit

Primarily as a result of the factors discussed above, our net profit decreased by A$8.8 million, or 9.3%, to A$86.3 million for the six months ended December 31, 2003 from A$95.1 million for the six months ended December 31, 2002.

Developments since December 31, 2003

No events have occurred subsequent to December 31, 2003 which would have a material effect on our financial results or financial position.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2003, 2002 and 2001, as well as for the six month periods ended December 31, 2003 and 2002. This information has been extracted from our audited consolidated financial statements for fiscal 2003 and our unaudited interim consolidated financial statements for the six months ended December 31, 2003.

	Year Ended June 30,			Six Months Ended December 31,	
	2003	2002	2001	2003	2002
	(A$ million)				
Net cash provided by operating activities	$ 201.5	$ 213.1	$ 118.4	$ 75.2	$ 124.8
Net cash provided by (used in) investing activities	(1,946.7)	(105.8)	(89.8)	(33.7)	(368.8)
Net cash provided by (used in) financing activities	1,033.8	607.4	(17.5)	(83.8)	(163.0)
Net increase (decrease) in cash held	$ (711.4)	$ 714.7	$ 11.1	$ (42.3)	$ (407.0)

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.

Net cash provided by operating activities for the six months ended December 31, 2003 was A$75.2 million compared to A$124.8 million provided by operating activities for the six month period ended December 31, 2002. The decrease was primarily due to A$36.4 million of business restructuring costs paid during the current six months, and an increase in interest paid to A$140.9 million from A$27.7 million in the prior corresponding six months. During the current period, we also paid A$16.5 million in income taxes as part of the settlement with the Australian Tax Office of Goodman Fielder's tax liabilities. The remaining A$16.5 million plus interest of A$0.3 million was paid on January 16, 2004.

Net cash used in investing activities for the first half of fiscal 2004 was a net outflow of A$33.7 million compared with a net cash used of A$368.8 million for the first half of fiscal 2003. This was primarily due to the initial purchase of shares in Goodman Fielder for A$325.6 million in the prior corresponding half year. During the current six months, we paid A$42.3 million in capital expenditures and improvements, and paid an additional A$35.8 million in business acquisition costs related to Goodman Fielder. During the current six months, we also received A$30.0 million from the recovery of vendor finance loans provided to the purchaser of Goodman Fielder's poultry business prior to our acquisition.

Net cash used in financing activities for the first half of fiscal 2004 was A$83.8 million compared to A$163.0 million for the corresponding period in fiscal 2003. During the current six months, we received approximately A$50.2 million from the exercise of the remaining options into ordinary shares, and we repaid A$106.5 million of borrowings. We also paid A$12.6 million in refinancing costs during the period, primarily in respect of a modification to the terms of our Term B Secured Senior Loan Facility, which has resulted in a reduction in the interest margin on this facility. In the prior corresponding period, we redeemed the outstanding debt bonds for approximately A$181.1 million.

Liquidity and Capital Resources (Continued)

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

Since June 30, 2003, we have continued work on projects to expand the capacity of our yeast plants in Latin America and Asia, as well as expansion and efficiency projects in our Australian production plants.

Capital Expenditures and Commitments

The following table shows our cash commitments as of December 31, 2003.

	Payments Due by Period as of December 31, 2003				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
			(A$ in millions)		
Contractual Obligations:					
Total debt [1]	2,740.6	134.6	380.3	904.7	1,321.0
Capital lease obligations	-	-	-	-	-
Operating leases	68.1	20.9	29.4	13.7	4.1
Unconditional purchase obligations [2]	13.9	13.9	-	-	-
Total contractual cash obligations	2,822.6	169.4	409.7	918.4	1,325.1

(1) Total debt consists of principal amounts only, based on exchange rates in effect at December 31, 2003.

(2) Unconditional purchase obligations consist of capital expenditure obligations.

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, where possible and as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

Interest Rate Risk

We have a significant level of interest bearing debt outstanding. The amount of interest that we are required to pay to our lenders is based upon the amount owed and agreed interest rates, and may vary if interest rates change. As interest rates increase, so does our interest expense. Conversely, if interest rates decrease, interest expense also decreases.

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Our primary exposure is to interest rates in the United States, Australia, Canada, Europe and New Zealand. Our policy is to have no more than 25% of our outstanding floating rate Australian dollar debt exposed to movements in interest rates.

At December 31, 2003, we had total interest bearing liabilities outstanding of approximately A$2,727.4 million. Of this amount, A$1,120.0 million was borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness. We also had approximately A$1,607.4 million of interest bearing liabilities outstanding that was borrowed at floating rates. At December 31, 2003, the average floating interest rate was based on bank bill rates plus a credit margin. The weighted average bank bill rate at that date was approximately 4.17%.

At December 31, 2003, we had entered into certain derivative transactions with a face value of A$755.2 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 5.85%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$849.2 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1%, our annual interest expense on our interest bearing obligations outstanding at December 31, 2003 would change by A$8.5 million, assuming constant exchange rates. At December 31, 2003, our interest rate swaps had unrealized "mark to market" losses of A$14.7 million.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. Following our acquisition of Goodman Fielder, we have production facilities and sales operations in 39 countries. In addition, we sell products into a large number of additional markets. A significant portion of our revenues, expenditures and cash flows are generated, and our assets and liabilities located, in countries outside Australia. The functional currencies of our major markets outside Australia are the U.S. dollar, the New Zealand dollar, the Euro, the Canadian dollar, the Argentinian peso, the Chinese remimbi and the Brazilian real. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

- Financial reporting,
- Cash flow, and
- Specific transactions.

Financial Reporting

We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. As a result, we believe that movements in exchange rates generally will tend to change our revenues in proportion with our expenditures and our assets in proportion with our liabilities. We believe this serves to reduce the impact of the exchange rate movements on our financial results and position. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. In some jurisdictions, such as Brazil and Argentina, we are unable to create this natural hedge to the extent we would like, due to the difficulty in borrowing funds in these jurisdictions. For the six months ended December 31, 2003, we derived approximately 53.5% of our operating revenue from sources outside of Australia.

For the year six months ended December 31, 2003, we recorded a net unrealized foreign exchange gain of A$69.5 million in our operating results. This gain arose from the translation of our U.S. dollar denominated borrowings into Australian dollars which have been used to partially fund our acquisition of Goodman Fielder. Since June 30, 2003, we have entered into certain cross-currency swap contracts to hedge a portion of our U.S. dollar borrowings. As of December 31, 2003, the "mark-to-market" loss on these contracts was approximately A$8.5 million which has partially offset the unrealized foreign currency gains on our unhedged U.S. dollar borrowings. We continue to review our foreign currency position.

If foreign currency exchange rates movements caused the Australian dollar to increase by 10%, our segment EBIT before individually significant items for the six months ended December 31, 2003 as reported in Australian dollars would have decreased by approximately A$13.7 million.

Cash Flow

As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, where possible, we borrow funds in the currencies in which we generate the majority of our cash flows.

Specific Transactions

If a company in our group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of December 31, 2003, our forward foreign exchange contracts had unrealized "mark to market" losses of approximately A$3.1 million.

Commodity Risk

We are a purchaser of certain commodities such as molasses, black pepper, wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. As of December 31, 2003, we had entered into commodity futures contracts to buy approximately 21,900 tonnes of wheat and buy approximately 1,800 tonnes of soybean oil. Maturities on these contracts principally range between one month and twelve months. The commodity prices on each contract range from U.S.$124.19 per tonne to U.S.$145.87 per tonne on wheat contracts and U.S.$544.54 per tonne to U.S.$616.85 per tonne on soybean oil contracts. As of December 31, 2003, we had also sold commodity options contracts giving counterparties the option to buy approximately 56,500 tonnes of wheat. Maturities on these contracts principally range between one month and twelve months. The strike prices on each option contract range from U.S.$146.97 per tonne to U.S.$150.65 per tonne on wheat contracts. As of December 31, 2003, our commodity futures contracts had an unrealized "mark to market" gain of approximately A$0.2 million and our commodity options contracts had an unrealized "mark to market" gain of approximately A$0.1 million.

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments

The credit risk on financial assets, excluding investments, of our group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

On a combined basis, after allowing for approximately A$47.0 million of receivables from these two customers sold under the Receivables Purchase Agreement, our two largest customers represented approximately 2% of our trade accounts receivable as of December 31, 2003.

Unrecognized Financial Instruments

The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us at December 31, 2003.

Pension Plans

We sponsored seven defined benefit pension plans at June 30, 2003. Our contributions are based on the advice of our plans' actuaries and amounted to A$11.6 million during the year ended June 30, 2003. The weighted average expected rate of return on plan assets at June 30, 2003 was 5.95%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of material additional pension expense.

Taxation

The Group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which our parent company and each of its subsidiaries are domiciled and operate.

In accordance with Australian GAAP, the Group uses the income statement liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the "virtual certainty" test and it is more demanding than the test required under U.S. GAAP, which is usually described as the "more likely than not" test.

Also, while we have recognized some future income tax benefit, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are available across different jurisdictions but are primarily Australia and the United States. At June 30, 2003, the total benefit of unrecognized tax losses and timing differences is estimated to be A$296.3 million.

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity has now formally notified the Australian Taxation Office of the implementation date for the tax consolidation, the consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System" in the six months ended December 31, 2003. The head entity in the consolidated tax group is Burns, Philp & Company Limited, and each subsidiary in the consolidated tax group has agreed to enter into a tax sharing agreement with Burns, Philp & Company Limited. The directors believe that, at this time, there is no material impact on the Group's deferred tax balances arising from the formation of a consolidated tax group.

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus approximately A$0.3 million of interest was paid on January 16, 2004, and was accrued in our consolidated statement of financial position as of December 31, 2003. There was A$33.0 million accrued in our consolidated statement of financial position as of June 30, 2003.

PART II – OTHER INFORMATION

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On November 5, 2003 the Company held its Annual General Meeting of ordinary shareholders. The matters voted on and the number of votes cast for, against, abstained or discretionary were determined as follows:

Resolution 1: To re-elect Mr G R Hart as a Director.

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 1,373,591,319 made up as follows:

for the resolution		1,316,033,000 votes
against the resolution		21,660,961 votes
abstain		809,361 votes
discretionary		35,897,358 votes
	TOTAL	1,373,591,319 votes

Resolution 2: To elect Mr B M Murray as a Director.

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 1,373,745,581 made up as follows:

for the resolution		1,315,390,028 votes
against the resolution		22,329,363 votes
abstain		655,099 votes
discretionary		36,026,190 votes
	TOTAL	1,373,745,581 votes

Resolution 3: To re-appoint KPMG as auditor of the Company.

The resolution was passed as an ordinary resolution on a show of hands.
The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 1,370,513,494 made up as follows:

for the resolution		1,332,754,291 votes
against the resolution		1,532,476 votes
abstain		1,216,774 votes
discretionary		36,226,727 votes
	TOTAL	1,370,513,494 votes

Resolution 4: To increase the Maximum Aggregate Remuneration for Non-Executive Directors.

The Resolution was passed as an ordinary resolution on a show of hands.
The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 268,167,736 made up as follows:

for the resolution		218,829,361 votes
against the resolution		19,968,531 votes
abstain		11,042,462 votes
discretionary		29,369,844 votes
	TOTAL	268,167,736 votes

In addition to the re-election of Mr G R Hart and the election of Mr B M Murray as directors, Messrs. A G McGregor, T J Degnan, M D I Burrows and F W Smith continued their respective terms of office as directors.

EXHIBIT 1

Burns, Philp & Company Limited
Computation of Ratio
of Earnings to Fixed Charges

	Six months ended December 31,		Fiscal year ended June 30,				
	2003	2002	2003	2002	2001	2000	1999
	(A$ in million except for ratios)						
Net profit from continuing operations before income taxes and minority interests	111.0	54.7	127.8	101.9	81.8	81.3	55.9
Share of net profit of associates	(6.4)	(5.3)	(11.1)	(10.1)	(12.4)	(11.6)	(10.5)
Dividends received from associates	4.2	4.5	12.7	15.3	8.6	7.8	5.3
	108.8	53.9	129.4	107.1	78.0	77.5	50.7
Fixed charges:							
Borrowing costs	144.7	63.6	174.8	72.9	95.8	90.9	111.9
Estimated interest in rental payments	3.5	1.0	4.0	1.7	2.2	2.1	2.9
Total fixed charges	148.2	64.6	178.8	74.6	98.0	93.0	114.8
Earnings available for fixed charges	257.0	118.5	308.2	181.7	176.0	170.5	165.5
Ratio of earnings to fixed charges	1.73X	1.83X	1.72X	2.44X	1.80X	1.83X	1.44X